Registration No. 333-289750

1940 Act No. 811-05903

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to Form S-6

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.Exact name of trust:

FT 12500

B.Name of depositor:

FIRST TRUST PORTFOLIOS L.P.

C.Complete address of depositor's principal executive offices:

120 East Liberty Drive

Suite 400

Wheaton, Illinois 60187

D.Name and complete address of agents for service:

Copy to:

JAMES A. BOWEN	ERIC F. FESS
c/o First Trust Portfolios L.P.	c/o Chapman and Cutler LLP
120 East Liberty Drive	320 South Canal Street
Suite 400	27th Floor
Wheaton, Illinois 60187	Chicago, Illinois 60606

E.Title and Amount of Securities Being Registered:

An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F.Approximate date of proposed sale to public:

As soon as practicable after the effective date of the Registration Statement.

||	Check box if it is proposed that this filing will become effective on September 25, 2025 at 2:00 p.m. pursuant to Rule 487.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

________________________________

             60/40 Strategic Allocation Port. 4Q '25 - Term 1/19/27
             75/25 Strategic Allocation Port. 4Q '25 - Term 1/19/27

                                    FT 12500

FT 12500 is a series of a unit investment trust, the FT Series. FT 12500 consists of two separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust is a separate investment vehicle and you may invest in either of the Trusts.

60/40 Strategic Allocation Portfolio, 4th Quarter 2025 Series and 75/25
Strategic Allocation Portfolio, 4th Quarter 2025 Series each invest in a diversified portfolio of common stocks ("Common Stocks") and shares of exchange-traded funds ("ETFs" or "Funds"), the portfolios of which are invested in fixed-income securities. Collectively, the Common Stocks and ETFs are referred to as the "Securities." Certain of the ETFs invest in high-yield securities. See "Risk Factors" for a discussion of the risk of investing in high-yield securities or "junk" bonds. An investment can be made in the underlying ETFs directly rather than through the Trusts. These direct investments can be made without paying the sales charge, operating expenses and organizational costs of a Trust.

Each Trust seeks above-average total return.

THE SECURITIES AND EXCHANGE COMMISSION ("SEC") HAS NOT APPROVED OR DISAPPROVED
OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 FIRST TRUST(R)

                                  800-621-1675

               The date of this prospectus is September 25, 2025

                               Table of Contents

Summary of Essential Information                                3
Fee Table                                                       4
Report of Independent Registered Public Accounting Firm         5
Statements of Net Assets                                        6
Schedule of Investments                                         7
The FT Series                                                  20
Portfolios                                                     21
Risk Factors                                                   23
Public Offering                                                34
Distribution of Units                                          37
The Sponsor's Profits                                          38
The Secondary Market                                           38
How We Purchase Units                                          38
Expenses and Charges                                           38
Tax Status                                                     39
Retirement Plans                                               42
Rights of Unit Holders                                         42
Income and Capital Distributions                               42
Redeeming Your Units                                           43
Investing in a New Trust                                       44
Removing Securities from a Trust                               45
Amending or Terminating the Indenture                          45
Information on the Sponsor and Trustee                         46
Other Information                                              47

                  Summary of Essential Information (Unaudited)

                                    FT 12500

  At the Opening of Business on the Initial Date of Deposit-September 25, 2025

                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon

                                                                             60/40 Strategic             75/25 Strategic
                                                                             Allocation Portfolio        Allocation Portfolio
                                                                             4th Quarter 2025 Series     4th Quarter 2025 Series
                                                                             _______________________     ______________________
Initial Number of Units (1)                                                       116,145                     108,049
Fractional Undivided Interest in the Trust per Unit (1)                         1/116,145                   1/108,049
Public Offering Price:
Public Offering Price per Unit (2)                                           $     10.000                $     10.000
   Less Initial Sales Charge per Unit (3)                                           (.000)                      (.000)
                                                                             ____________                ____________
Aggregate Offering Price Evaluation of Securities per Unit (4)                     10.000                      10.000
   Less Deferred Sales Charge per Unit (3)                                          (.135)                      (.135)
                                                                             ____________                ____________
Redemption Price per Unit (5)                                                       9.865                       9.865
   Less Creation and Development Fee per Unit (3)(5)                                (.050)                      (.050)
   Less Organization Costs per Unit (5)                                             (.012)                      (.014)
                                                                             ____________                ____________
Net Asset Value per Unit                                                     $      9.803                $      9.801
                                                                             ============                ============
Cash CUSIP Number                                                              30342K 281                  30342K 323
Reinvestment CUSIP Number                                                      30342K 299                  30342K 331
Fee Account Cash CUSIP Number                                                  30342K 307                  30342K 349
Fee Account Reinvestment CUSIP Number                                          30342K 315                  30342K 356
Ticker Symbol                                                                      FDHXLX                      FEBFRX

First Settlement Date                                           September 26, 2025
Mandatory Termination Date (6)                                  January 19, 2027
Income Account Distribution Record Date                         Tenth day of each month, commencing October 10, 2025.
Income Account Distribution Date (7)                            Twenty-fifth day of each month, commencing October 25, 2025.

_____________

(1) As of the Evaluation Time (defined below in footnote 4) on the Initial
Date of Deposit, we may adjust the number of Units of a Trust so that the
Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units.
On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(3) You will pay a maximum sales charge of 1.85% of the Public Offering Price per Unit (equivalent to 1.85% of the net amount invested) which consists of an initial sales charge, a deferred sales charge and a creation and development fee. The sales charges are described in the "Fee Table."

(4) Each listed Security is valued at its last closing sale price at the
Evaluation Time on the business day prior to the Initial Date of Deposit. If a
Security is not listed, or if no closing sale price exists, it is valued at its closing ask price on such date. See "Public Offering-The Value of the
Securities." Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York
Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(5) The creation and development fee and estimated organization costs per Unit will be deducted from the assets of a Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, these fees will not be deducted from the redemption proceeds. See
"Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) The Trustee will distribute money from the Income and Capital Accounts monthly on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month if the amount available for distribution from an account equals at least $1.00 per 100 Units. See "Income and Capital
Distributions."

                             Fee Table (Unaudited)

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public Offering"
and "Expenses and Charges." Although each Trust has a term of approximately 15 months, and each is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                              60/40 Strategic           75/25 Strategic
                                                                              Allocation Portfolio      Allocation Portfolio
                                                                              4th Quarter 2025 Series   4th Quarter 2025 Series
                                                                              _______________________   _______________________
                                                                                            Amount                    Amount
                                                                                            per Unit                  per Unit
                                                                                            ________                  ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge
   Initial sales charge                                                       0.00%(a)      $.000       0.00%(a)      $.000
   Deferred sales charge                                                      1.35%(b)      $.135       1.35%(b)      $.135
   Creation and development fee                                               0.50%(c)      $.050       0.50%(c)      $.050
                                                                              _____         _____       _____         _____
   Maximum sales charge (including creation and development fee)              1.85%         $.185       1.85%         $.185
                                                                              =====         =====       =====         =====
Organization Costs (as a percentage of public offering price)
   Estimated organization costs                                               .120%(d)      $.0120      .140%(d)      $.0140
                                                                              =====         ======      =====         ======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
   Portfolio supervision, bookkeeping, administrative and evaluation fees     .059%         $.0060      .059%         $.0060
   Trustee's fee and other operating expenses                                 .126%(f)      $.0127      .126%(f)      $.0127
   Acquired Fund fees and expenses                                            .128%(g)      $.0129      .080%(g)      $.0081
                                                                              _____         ______      _____         ______
      Total                                                                   .313%         $.0316      .265%         $.0268
                                                                              =====         ======      =====         ======

                                    Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust and the principal amount and distributions are rolled every 15 months into a New Trust. The example also assumes a 5%
return on your investment each year and that your Trust's, and each New
Trust's, sales charges and expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs, assuming you roll your proceeds from one trust to the next for the periods shown, would be:

                                                                   1 Year        3 Years       5 Years       10 Years
                                                                   ______        _______       _______       ________
60/40 Strategic Allocation Portfolio, 4th Quarter 2025 Series      $229          $705          $987          $2,138
75/25 Strategic Allocation Portfolio, 4th Quarter 2025 Series       226           696           971           2,104

If you elect not to roll your proceeds from one trust to the next, your costs will be limited by the number of years your proceeds are invested, as set forth above.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 1.85% and the sum of any remaining deferred sales charge and creation and development fee. When the Public Offering Price per Unit equals $10, there is no initial sales charge. If the price you pay for your Units exceeds $10 per Unit, you will pay an initial sales charge.

(b) The deferred sales charge is a fixed dollar amount equal to $.135 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing January 20, 2026.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period, which is expected to be approximately three months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.
If you purchase Units after the initial offering period, you will not be assessed the creation and development fee.

(d) Estimated organization costs will be deducted from the assets of each
Trust at the end of a Trust's initial offering period. Estimated organization costs are assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(e) With the exception of the underlying Fund expenses, each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses for the Trusts do not include brokerage costs and other portfolio transaction fees for the Trusts. In certain circumstances the
Trusts may incur additional expenses not set forth above. See "Expenses and
Charges."

(g) Although not actual Trust operating expenses, the Trusts, and therefore
Unit holders of the Trusts, will indirectly bear similar operating expenses of the Funds in which each Trust invests in the estimated amounts set forth in the table. These expenses are estimated based on the actual Fund expenses disclosed in a Fund's most recent SEC filing but are subject to change in the future. An investor in the Trusts will therefore indirectly pay higher expenses than if the underlying Fund shares were held directly.

                             Report of Independent
                       Registered Public Accounting Firm

To the Unit Holders and the Sponsor, First Trust Portfolios L.P., of FT 12500

Opinion on the Statements of Net Assets

We have audited the accompanying statements of net assets of FT 12500, comprising 60/40 Strategic Allocation Port. 4Q '25 - Term 1/19/27 (60/40
Strategic Allocation Portfolio, 4th Quarter 2025 Series) and 75/25 Strategic
Allocation Port. 4Q '25 - Term 1/19/27 (75/25 Strategic Allocation Portfolio,
4th Quarter 2025 Series) (collectively the "Trusts"), one of the series constituting the FT Series, including the schedules of investments, as of the opening of business on September 25, 2025 (Initial Date of Deposit), and the
related notes. In our opinion, the statements of net assets present fairly, in all material respects, the financial position of each of the Trusts constituting FT 12500 as of the opening of business on September 25, 2025
(Initial Date of Deposit), in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These statements of net assets are the responsibility of the Trusts' Sponsor.
Our responsibility is to express an opinion on the Trusts' statements of net assets based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are
required to be independent with respect to the Trusts in accordance with the
U.S. federal securities laws and the applicable rules and regulations of the
Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement, whether due to error or fraud. The Trusts are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trusts' internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the statements of net assets, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statements of net assets. Our audits also included evaluating the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statements of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York Mellon, the Trustee, and allocated among the Trusts for the purchase of securities, as shown in the statements of net assets, as of the opening of business on September 25, 2025, by correspondence with the Trustee. We believe that our audits provide a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
September 25, 2025

We have served as the auditor of one or more investment companies sponsored by
First Trust Portfolios L.P. since 2001.

                            Statements of Net Assets

                                    FT 12500

  At the Opening of Business on the Initial Date of Deposit-September 25, 2025

                                                                               60/40 Strategic          75/25 Strategic
                                                                               Allocation Portfolio     Allocation Portfolio
                                                                               4th Quarter 2025 Series  4th Quarter 2025 Series
                                                                               _______________________  _______________________
                                   NET ASSETS

Investment in Securities represented by purchase contracts (1) (2)             $1,161,453               $1,080,489
Less liability for reimbursement to Sponsor for organization costs (3)             (1,394)                  (1,513)
Less liability for deferred sales charge (4)                                      (15,680)                 (14,587)
Less liability for creation and development fee (5)                                (5,807)                  (5,402)
                                                                               __________               __________
Net assets                                                                     $1,138,572               $1,058,987
                                                                               ==========               ==========
Units outstanding                                                                 116,145                  108,049
Net asset value per Unit (6)                                                   $    9.803               $    9.801

                             ANALYSIS OF NET ASSETS

Cost to investors (7)                                                          $1,161,453               $1,080,489
Less maximum sales charge (7)                                                     (21,487)                 (19,989)
Less estimated reimbursement to Sponsor for organization costs (3)                 (1,394)                  (1,513)
                                                                               __________               __________
Net assets                                                                     $1,138,572               $1,058,987
                                                                               ==========               ==========
__________

                       NOTES TO STATEMENTS OF NET ASSETS

Each Trust is registered as a unit investment trust under the Investment
Company Act of 1940. The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates. Each Trust intends to comply in its initial fiscal year and thereafter with provisions of the Internal Revenue Code applicable to regulated investment companies and as such, will not be subject to federal income taxes on otherwise taxable income (including net realized capital gains) distributed to Unit holders.

(1) Each Trust invests in a diversified portfolio of Common Stocks and ETFs.
Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value. Each Trust has a
Mandatory Termination Date of January 19, 2027.

(2) An irrevocable letter of credit issued by The Bank of New York Mellon, of which approximately $5,000,000 has been allocated to the Trusts, $2,500,000 for 60/40 Strategic Allocation Portfolio, 4th Quarter 2025 Series and
$2,500,000 for 75/25 Strategic Allocation Portfolio, 4th Quarter 2025 Series,
has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the
Trusts. The estimated organization costs range from $.0120 to $.0140 per Unit for the Trusts. A payment will be made at the end of a Trust's initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering
Price will be reimbursed to the Sponsor and deducted from the assets of such
Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of
$.135 per Unit, payable to the Sponsor in three equal monthly installments beginning on January 20, 2026 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through March 20, 2026. If Unit holders redeem Units before March 20,
2026, they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit for each Trust) is payable by a Trust on behalf of Unit holders out of assets of such Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing a Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the close of the initial offering period.

(7) The aggregate cost to investors in a Trust includes a maximum sales charge
(comprised of an initial and a deferred sales charge and the creation and development fee) computed at the rate of 1.85% of the Public Offering Price
(equivalent to 1.85% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

         60/40 Strategic Allocation Portfolio, 4th Quarter 2025 Series
                                    FT 12500

                            Schedule of Investments

  At the Opening of Business on the Initial Date of Deposit-September 25, 2025

                                                                           Percentage       Number    Market       Cost of
Ticker Symbol and                                                          of Aggregate     of        Value        Securities to
Name of Issuer of Securities (1)(3)                                        Offering Price   Shares    per Share    the Trust (2)
___________________________________                                        ______________   ______    _________    _____________
COMMON STOCKS (60.00%):
Communication Services (3.33%):
GOOGL       Alphabet Inc. (Class A)                                          0.51%          24        $247.14      $    5,931
CNK         Cinemark Holdings, Inc.                                          0.10%          41          28.57           1,171
CMCSA       Comcast Corporation (Class A)                                    0.50%          184         31.61           5,816
DTEGY       Deutsche Telekom AG (ADR) +                                      0.40%          138         33.55           4,630
EA          Electronic Arts Inc.                                             0.50%          35         167.35           5,857
FOXA        Fox Corporation (Class A)                                        0.20%          39          60.16           2,346
META        Meta Platforms, Inc. (Class A)                                   0.52%          8          760.66           6,085
NYT         The New York Times Company (Class A)                             0.20%          41          57.39           2,353
NTTYY       NTT, Inc. (ADR) +                                                0.40%          174         26.64           4,635
Consumer Discretionary (9.07%):
ANF         Abercrombie & Fitch Co. (Class A) *                              0.10%          13          89.08           1,158
ATGE        Adtalem Global Education Inc. *                                  0.10%          8          145.27           1,162
AMZN        Amazon.com, Inc. *                                               0.49%          26         220.21           5,725
CMG         Chipotle Mexican Grill, Inc. *                                   0.50%          147         39.55           5,814
DHI         D.R. Horton, Inc.                                                0.50%          35         167.45           5,861
DECK        Deckers Outdoor Corporation *                                    0.20%          21         111.23           2,336
FRCOY       Fast Retailing Co., Ltd. (ADR) +                                 0.40%          152         30.57           4,647
FIVE        Five Below, Inc. *                                               0.20%          15         154.18           2,313
GNTX        Gentex Corporation                                               0.20%          82          28.29           2,320
LOPE        Grand Canyon Education, Inc. *                                   0.20%          11         211.17           2,323
IDEXY       Industria de Diseno Textil, S.A. (ADR) +                         0.40%          358         12.98           4,647
KBH         KB Home                                                          0.10%          19          62.38           1,185
LVS         Las Vegas Sands Corp.                                            0.50%          110         52.99           5,829
LAUR        Laureate Education, Inc. (Class A) *                             0.10%          38          30.49           1,159
LEN         Lennar Corporation                                               0.50%          46         125.69           5,782
MHO         M/I Homes, Inc. *                                                0.10%          8          145.36           1,163
MTH         Meritage Homes Corporation                                       0.10%          16          73.02           1,168
MHK         Mohawk Industries, Inc. *                                        0.20%          18         127.86           2,301
PDD         PDD Holdings Inc. (ADR) +*                                       0.41%          36         130.96           4,715
PROSY       Prosus N.V. (ADR) +                                              0.40%          341         13.63           4,648
PHM         PulteGroup, Inc.                                                 0.20%          18         130.90           2,356
PVH         PVH Corp.                                                        0.10%          13          89.52           1,164
ROST        Ross Stores, Inc.                                                0.50%          39         149.43           5,828
SONY        Sony Group Corp. (ADR) +                                         0.40%          158         29.34           4,636
STRA        Strategic Education, Inc.                                        0.10%          14          83.55           1,170
LRN         Stride, Inc. *                                                   0.20%          16         144.61           2,314
TMHC        Taylor Morrison Home Corporation *                               0.20%          35          66.40           2,324
TXRH        Texas Roadhouse, Inc.                                            0.20%          14         161.75           2,264
TJX         The TJX Companies, Inc.                                          0.50%          41         140.44           5,758
TOL         Toll Brothers, Inc.                                              0.20%          17         137.20           2,332
TM          Toyota Motor Corporation +                                       0.39%          23         198.09           4,556
TPH         Tri Pointe Homes, Inc. *                                         0.10%          34          33.72           1,146
ULTA        Ulta Beauty, Inc. *                                              0.18%          4          535.61           2,142
VC          Visteon Corporation                                              0.10%          10         120.87           1,209

                       Schedule of Investments (cont'd.)

         60/40 Strategic Allocation Portfolio, 4th Quarter 2025 Series
                                    FT 12500

  At the Opening of Business on the Initial Date of Deposit-September 25, 2025

                                                                           Percentage       Number    Market       Cost of
Ticker Symbol and                                                          of Aggregate     of        Value        Securities to
Name of Issuer of Securities (1)(3)                                        Offering Price   Shares    per Share    the Trust (2)
___________________________________                                        ______________   ______    _________    _____________
COMMON STOCKS (CONT'D.):
Consumer Staples (5.69%):
BUD         Anheuser-Busch InBev S.A./N.V. (ADR) +                           0.40%           78       $ 59.49      $    4,640
BJ          BJ's Wholesale Club Holdings, Inc. *                             0.20%           25         93.51           2,338
CALM        Cal-Maine Foods, Inc.                                            0.10%           12         97.22           1,167
CASY        Casey's General Stores, Inc.                                     0.19%            4        547.05           2,188
KO          The Coca-Cola Company                                            0.50%           87         66.45           5,781
COKE        Coca-Cola Consolidated, Inc.                                     0.20%           20        114.39           2,288
COST        Costco Wholesale Corporation                                     0.49%            6        945.27           5,672
INGR        Ingredion Incorporated                                           0.20%           19        122.16           2,321
JJSF        J & J Snack Foods Corp.                                          0.10%           12         98.23           1,179
KMB         Kimberly-Clark Corporation                                       0.50%           47        123.93           5,825
LRLCY       L'Oreal S.A. (ADR) +                                             0.40%           54         86.08           4,648
MZTI        The Marzetti Company                                             0.11%            7        174.41           1,221
TAP         Molson Coors Beverage Company                                    0.20%           51         45.31           2,311
FIZZ        National Beverage Corp. *                                        0.10%           32         36.71           1,175
PSMT        PriceSmart, Inc.                                                 0.10%           10        117.41           1,174
PG          The Procter & Gamble Company                                     0.50%           38        152.42           5,792
SMPL        The Simply Good Foods Company *                                  0.10%           46         25.30           1,164
SFM         Sprouts Farmers Market, Inc. *                                   0.20%           20        115.74           2,315
SYY         Sysco Corporation                                                0.50%           71         81.82           5,809
TR          Tootsie Roll Industries, Inc.                                    0.10%           28         41.02           1,149
WMT         Walmart Inc.                                                     0.50%           57        102.73           5,856
Energy (6.71%):
APA         APA Corporation                                                  0.20%           95         24.42           2,320
BKR         Baker Hughes Company (Class A)                                   0.50%          116         49.87           5,785
BP          BP Plc (ADR) +                                                   0.40%          132         35.21           4,648
WHD         Cactus, Inc. (Class A)                                           0.10%           29         40.35           1,170
CVX         Chevron Corporation                                              0.51%           37        159.18           5,890
CHRD        Chord Energy Corporation                                         0.20%           22        104.32           2,295
CIVI        Civitas Resources, Inc.                                          0.10%           35         33.31           1,166
COP         ConocoPhillips                                                   0.50%           61         95.63           5,833
CNR         Core Natural Resources Inc.                                      0.10%           14         82.95           1,161
CTRA        Coterra Energy Inc.                                              0.20%           98         23.75           2,327
DVN         Devon Energy Corporation                                         0.20%           66         35.21           2,324
FANG        Diamondback Energy, Inc.                                         0.50%           40        144.61           5,784
EOG         EOG Resources, Inc.                                              0.50%           50        116.70           5,835
XOM         Exxon Mobil Corporation                                          0.50%           51        114.56           5,843
HAL         Halliburton Company                                              0.20%           95         24.44           2,322
LBRT        Liberty Energy Inc. (Class A)                                    0.10%           93         12.52           1,164
MUR         Murphy Oil Corporation                                           0.10%           40         28.99           1,160
NOV         NOV Inc.                                                         0.10%           88         13.17           1,159
BTU         Peabody Energy Corporation                                       0.10%           45         25.81           1,161
PR          Permian Resources Corp.                                          0.20%          170         13.67           2,324
SHEL        Shell Plc (ADR) +                                                0.40%           64         72.12           4,616

                       Schedule of Investments (cont'd.)

         60/40 Strategic Allocation Portfolio, 4th Quarter 2025 Series
                                    FT 12500

  At the Opening of Business on the Initial Date of Deposit-September 25, 2025

                                                                           Percentage       Number    Market       Cost of
Ticker Symbol and                                                          of Aggregate     of        Value        Securities to
Name of Issuer of Securities (1)(3)                                        Offering Price   Shares    per Share    the Trust (2)
___________________________________                                        ______________   ______    _________    _____________
COMMON STOCKS (CONT'D.):
Energy (cont'd.):
TRGP        Targa Resources Corp.                                            0.50%           34       $172.19      $    5,854
TDW         Tidewater Inc. *                                                 0.10%           21         56.34           1,183
TTE         TotalEnergies SE (ADR) +                                         0.40%           74         62.47           4,623
Financials (8.19%):
ALL         The Allstate Corporation                                         0.50%           28        209.41           5,863
AXP         American Express Company                                         0.50%           17        340.48           5,788
BBVA        Banco Bilbao Vizcaya Argentaria, S.A. (ADR) +                    0.40%          241         19.28           4,646
SAN         Banco Santander S.A. (ADR) +                                     0.40%          451         10.29           4,641
OZK         Bank OZK                                                         0.20%           45         51.14           2,301
XYZ         Block Inc. (Class A) *                                           0.50%           76         76.49           5,813
ACT         Enact Holdings, Inc.                                             0.20%           60         38.70           2,322
ERIE        Erie Indemnity Company                                           0.19%            7        314.27           2,200
EEFT        Euronet Worldwide, Inc. *                                        0.10%           13         87.91           1,143
FHI         Federated Hermes, Inc. (Class B)                                 0.10%           23         51.47           1,184
FFBC        First Financial Bancorp.                                         0.10%           45         25.96           1,168
GPN         Global Payments Inc.                                             0.20%           27         87.11           2,352
GL          Globe Life Inc.                                                  0.20%           16        143.30           2,293
HIG         The Hartford Insurance Group, Inc.                               0.50%           44        131.85           5,801
IBOC        International Bancshares Corporation                             0.10%           17         69.35           1,179
ISNPY       Intesa Sanpaolo SpA (ADR) +                                      0.40%          121         38.27           4,631
JKHY        Jack Henry & Associates, Inc.                                    0.20%           15        151.50           2,272
MCY         Mercury General Corporation                                      0.10%           14         81.84           1,146
MTG         MGIC Investment Corporation                                      0.20%           82         28.52           2,339
MURGY       Muenchener Rueckversicherungs-Gesellschaft AG
            (MunichRe) (ADR) +                                               0.40%          382         12.17           4,649
NMIH        NMI Holdings, Inc. (Class A) *                                   0.10%           29         39.59           1,148
PLMR        Palomar Holdings, Inc. *                                         0.10%           10        117.03           1,170
PGR         The Progressive Corporation                                      0.50%           24        240.00           5,760
RELY        Remitly Global, Inc. *                                           0.10%           71         16.29           1,157
SEIC        SEI Investments Company                                          0.20%           27         85.97           2,321
SNEX        StoneX Group Inc. *                                              0.10%           12         95.01           1,140
TKOMY       Tokio Marine Holdings, Inc. (ADR) +                              0.40%          110         42.32           4,655
TRV         The Travelers Companies, Inc.                                    0.50%           21        276.66           5,810
TRMK        Trustmark Corporation                                            0.10%           29         40.37           1,171
UNCRY       UniCredit SpA (ADR) +                                            0.40%          123         37.71           4,638
UNM         Unum Group                                                       0.20%           30         76.83           2,305
Health Care (8.11%):
ACAD        ACADIA Pharmaceuticals Inc. *                                    0.10%           55         21.26           1,169
ADMA        ADMA Biologics, Inc. *                                           0.10%           74         15.66           1,159
AGIO        Agios Pharmaceuticals, Inc. *                                    0.10%           31         37.32           1,157
BIIB        Biogen Inc. *                                                    0.20%           17        137.67           2,340
BMRN        BioMarin Pharmaceutical Inc. *                                   0.20%           43         53.77           2,312
COR         Cencora Inc.                                                     0.50%           19        308.36           5,859

                       Schedule of Investments (cont'd.)

         60/40 Strategic Allocation Portfolio, 4th Quarter 2025 Series
                                    FT 12500

  At the Opening of Business on the Initial Date of Deposit-September 25, 2025

                                                                           Percentage       Number    Market       Cost of
Ticker Symbol and                                                          of Aggregate     of        Value        Securities to
Name of Issuer of Securities (1)(3)                                        Offering Price   Shares    per Share    the Trust (2)
___________________________________                                        ______________   ______    _________    _____________
COMMON STOCKS (CONT'D.):
Health Care (cont'd.):
CNC         Centene Corporation *                                            0.20%           67       $ 34.65      $    2,322
CHGCY       Chugai Pharmaceutical Co., Ltd. (ADR) +                          0.40%          205         22.62           4,637
EHC         Encompass Health Corporation                                     0.20%           18        125.82           2,265
ENSG        The Ensign Group, Inc.                                           0.21%           14        170.32           2,384
ESLOY       EssilorLuxottica S.A. (ADR) +                                    0.39%           29        157.77           4,575
EXEL        Exelixis, Inc. *                                                 0.20%           60         38.91           2,335
GILD        Gilead Sciences, Inc.                                            0.50%           51        113.67           5,797
GMED        Globus Medical, Inc. (Class A) *                                 0.20%           42         55.30           2,323
INCY        Incyte Corporation *                                             0.20%           28         84.16           2,356
JNJ         Johnson & Johnson                                                0.50%           33        176.69           5,831
MRK         Merck & Co., Inc.                                                0.50%           73         79.67           5,816
MOH         Molina Healthcare, Inc. *                                        0.20%           12        190.71           2,289
NHC         National HealthCare Corporation                                  0.10%            9        124.81           1,123
NVO         Novo Nordisk A/S (ADR) +                                         0.40%           79         58.74           4,640
PRVA        Privia Health Group, Inc. *                                      0.10%           50         23.34           1,167
REGN        Regeneron Pharmaceuticals, Inc.                                  0.50%           10        576.98           5,770
RMD         ResMed Inc.                                                      0.50%           21        274.19           5,758
SNY         Sanofi (ADR) +                                                   0.40%          100         46.40           4,640
UTHR        United Therapeutics Corporation *                                0.19%            5        438.75           2,194
UNH         UnitedHealth Group Incorporated                                  0.52%           17        351.81           5,981
ZTS         Zoetis Inc.                                                      0.50%           41        141.67           5,808
Industrials (8.91%):
AME         AMETEK, Inc.                                                     0.50%           31        186.17           5,771
AGX         Argan, Inc.                                                      0.09%            4        260.56           1,042
ADP         Automatic Data Processing, Inc.                                  0.50%           20        291.50           5,830
AZZ         AZZ Inc.                                                         0.10%           10        111.47           1,115
BRC         Brady Corporation                                                0.10%           15         77.61           1,164
CTAS        Cintas Corporation                                               0.50%           29        200.04           5,801
CPRT        Copart, Inc. *                                                   0.50%          128         45.39           5,810
CXW         CoreCivic, Inc. *                                                0.10%           54         21.54           1,163
DAL         Delta Air Lines, Inc.                                            0.50%          101         57.71           5,829
EME         EMCOR Group, Inc.                                                0.22%            4        626.57           2,506
EXPD        Expeditors International of Washington, Inc.                     0.20%           19        120.98           2,299
FAST        Fastenal Company                                                 0.50%          122         47.54           5,800
FLR         Fluor Corporation *                                              0.20%           53         43.75           2,319
GD          General Dynamics Corporation                                     0.50%           18        323.62           5,825
IESC        IES Holdings, Inc. *                                             0.20%            6        381.14           2,287
ITOCY       Itochu Corp. (ADR) +                                             0.40%           40        116.21           4,648
LDOS        Leidos Holdings, Inc.                                            0.19%           12        187.40           2,249
MLI         Mueller Industries, Inc.                                         0.20%           23         99.62           2,291
KAR         OPENLANE Inc. *                                                  0.10%           41         28.29           1,160

                       Schedule of Investments (cont'd.)

         60/40 Strategic Allocation Portfolio, 4th Quarter 2025 Series
                                    FT 12500

  At the Opening of Business on the Initial Date of Deposit-September 25, 2025

                                                                           Percentage       Number    Market       Cost of
Ticker Symbol and                                                          of Aggregate     of        Value        Securities to
Name of Issuer of Securities (1)(3)                                        Offering Price   Shares    per Share    the Trust (2)
___________________________________                                        ______________   ______    _________    _____________
COMMON STOCKS (CONT'D.):
Industrials (cont'd.):
OSK         Oshkosh Corporation                                              0.20%           18       $129.13      $    2,324
PCAR        PACCAR Inc                                                       0.50%           60         96.89           5,813
PH          Parker-Hannifin Corporation                                      0.52%            8        748.76           5,990
POWL        Powell Industries, Inc.                                          0.10%            4        293.64           1,175
PRIM        Primoris Services Corporation                                    0.20%           18        130.10           2,342
SAIC        Science Applications International Corporation                   0.10%           12        100.01           1,200
SNA         Snap-on Incorporated                                             0.20%            7        339.47           2,376
UBER        Uber Technologies, Inc. *                                        0.50%           59         97.78           5,769
UNF         UniFirst Corporation                                             0.10%            7        166.80           1,168
VCISY       Vinci S.A. (ADR) +                                               0.40%          137         33.87           4,640
WM          Waste Management, Inc.                                           0.49%           26        219.42           5,705
Information Technology (3.69%):
YOU         Clear Secure, Inc. (Class A)                                     0.10%           32         36.75           1,176
CTSH        Cognizant Technology Solutions Corporation                       0.50%           85         68.36           5,811
FFIV        F5, Inc. *                                                       0.20%            7        324.47           2,271
FTNT        Fortinet, Inc. *                                                 0.50%           70         83.60           5,852
IDCC        InterDigital, Inc.                                               0.21%            7        346.05           2,422
KD          Kyndryl Holdings, Inc. *                                         0.20%           74         31.53           2,333
MARA        MARA Holdings, Inc. *                                            0.20%          132         17.64           2,328
MSFT        Microsoft Corporation                                            0.48%           11        510.15           5,612
NTCT        NetScout Systems, Inc. *                                         0.10%           45         25.89           1,165
PLXS        Plexus Corp. *                                                   0.10%            8        143.72           1,150
TOELY       Tokyo Electron Limited (ADR) +                                   0.40%           53         87.70           4,648
PATH        UiPath, Inc. (Class A) *                                         0.20%          188         12.32           2,316
WDC         Western Digital Corporation                                      0.50%           53        109.69           5,814
Materials (2.40%):
AEM         Agnico Eagle Mines Limited +                                     0.39%           29        157.93           4,580
AIQUY       Air Liquide S.A. (ADR) +                                         0.40%          114         40.59           4,627
CBT         Cabot Corporation                                                0.10%           15         75.90           1,139
CRS         Carpenter Technology Corporation                                 0.20%           10        233.39           2,334
NEU         NewMarket Corporation                                            0.21%            3        818.38           2,455
NEM         Newmont Corporation                                              0.50%           70         83.47           5,843
RIO         Rio Tinto Plc (ADR) +                                            0.40%           73         63.87           4,663
USLM        United States Lime & Minerals, Inc.                              0.10%            9        125.84           1,133
HCC         Warrior Met Coal, Inc.                                           0.10%           19         62.37           1,185
Real Estate (0.70%):
APLE        Apple Hospitality REIT, Inc. (4)                                 0.10%           95         12.17           1,156
RYN         Rayonier Inc. (4)                                                0.10%           44         26.19           1,152
VICI        VICI Properties Inc. (4)                                         0.50%          182         31.89           5,804

                       Schedule of Investments (cont'd.)

         60/40 Strategic Allocation Portfolio, 4th Quarter 2025 Series
                                    FT 12500

  At the Opening of Business on the Initial Date of Deposit-September 25, 2025

                                                                           Percentage       Number    Market       Cost of
Ticker Symbol and                                                          of Aggregate     of        Value        Securities to
Name of Issuer of Securities (1)(3)                                        Offering Price   Shares    per Share    the Trust (2)
___________________________________                                        ______________   ______    _________    _____________
COMMON STOCKS (CONT'D.):
Utilities (3.20%):
ED          Consolidated Edison, Inc.                                        0.50%           59       $ 98.81      $    5,830
ENLAY       Enel SpA (ADR) +                                                 0.40%          497          9.34           4,642
EXC         Exelon Corporation                                               0.50%          131         44.23           5,794
OGS         ONE Gas, Inc.                                                    0.10%           15         78.27           1,174
OTTR        Otter Tail Corporation                                           0.10%           14         82.50           1,155
PCG         PG&E Corporation                                                 0.50%          396         14.66           5,805
POR         Portland General Electric Company                                0.10%           27         43.75           1,181
VST         Vistra Corp.                                                     0.50%           29        202.06           5,860
XEL         Xcel Energy Inc.                                                 0.50%           75         77.93           5,845
EXCHANGE-TRADED FUNDS (40.00%):
FTCB        First Trust Core Investment Grade ETF (5)                        1.60%          870         21.36          18,583
FSIG        First Trust Limited Duration Investment Grade
            Corporate ETF (5)                                                1.60%          963         19.30          18,586
HYLS        First Trust Tactical High Yield ETF (5)                          1.60%          440         42.23          18,581
BKLN        Invesco Senior Loan ETF                                          1.60%          889         20.91          18,589
VRP         Invesco Variable Rate Preferred ETF                              1.60%          751         24.75          18,583
SHYG        iShares 0-5 Year High Yield Corporate Bond ETF                   1.60%          429         43.30          18,576
IGLB        iShares 10+ Year Investment Grade Corporate Bond ETF             1.60%          362         51.33          18,581
USHY        iShares Broad USD High Yield Corporate Bond ETF                  1.60%          492         37.78          18,588
HYDB        iShares High Yield Systematic Bond ETF                           1.60%          388         47.86          18,570
PFF         iShares Preferred & Income Securities ETF                        1.60%          583         31.88          18,586
SHV         iShares Short Treasury Bond ETF                                  1.60%          168        110.42          18,551
JMBS        Janus Henderson Mortgage-Backed Securities ETF                   1.60%          407         45.69          18,596
HYS         PIMCO 0-5 Year High Yield Corporate Bond Index
            Exchange-Traded Fund                                             1.60%          194         95.57          18,541
SRLN        SPDR Blackstone Senior Loan ETF                                  1.60%          447         41.59          18,591
JNK         SPDR Bloomberg High Yield Bond ETF                               1.60%          190         97.98          18,616
FLRN        SPDR Bloomberg Investment Grade Floating Rate ETF                1.60%          603         30.82          18,584
SJNK        SPDR Bloomberg Short Term High Yield Bond ETF                    1.60%          726         25.59          18,578
SPHY        SPDR Portfolio High Yield Bond ETF                               1.60%          776         23.94          18,577
SPLB        SPDR Portfolio Long Term Corporate Bond ETF                      1.60%          807         23.02          18,577
SPSB        SPDR Portfolio Short Term Corporate Bond ETF                     1.60%          614         30.25          18,573
FLTR        VanEck IG Floating Rate ETF                                      1.60%          728         25.53          18,586
EMLC        VanEck J.P. Morgan EM Local Currency Bond ETF                    1.60%          728         25.53          18,586
VCLT        Vanguard Long-Term Corporate Bond ETF                            1.60%          240         77.34          18,562
VMBS        Vanguard Mortgage-Backed Securities ETF                          1.60%          396         46.97          18,600
USFR        WisdomTree Floating Rate Treasury Fund                           1.60%          369         50.39          18,594
                                                                           _______                                 __________
                 Total Investments                                         100.00%                                 $1,161,453
                                                                           =======                                 ==========

___________

See "Notes to Schedules of Investments" on page 19.

                            Schedule of Investments

         75/25 Strategic Allocation Portfolio, 4th Quarter 2025 Series
                                    FT 12500

  At the Opening of Business on the Initial Date of Deposit-September 25, 2025

                                                                           Percentage       Number     Market      Cost of
Ticker Symbol and                                                          of Aggregate     of         Value       Securities to
Name of Issuer of Securities (1)(3)                                        Offering Price   Shares     per Share   the Trust (2)
___________________________________                                        ______________   ______     _________   _____________
COMMON STOCKS (75.00%):
Communication Services (4.12%):
GOOGL       Alphabet Inc. (Class A)                                          0.62%           27        $247.14     $    6,673
CNK         Cinemark Holdings, Inc.                                          0.12%           47          28.57          1,343
CMCSA       Comcast Corporation (Class A)                                    0.63%          214          31.61          6,765
DTEGY       Deutsche Telekom AG (ADR) +                                      0.50%          161          33.55          5,402
EA          Electronic Arts Inc.                                             0.62%           40         167.35          6,694
FOXA        Fox Corporation (Class A)                                        0.25%           45          60.16          2,707
META        Meta Platforms, Inc. (Class A)                                   0.63%            9         760.66          6,846
NYT         The New York Times Company (Class A)                             0.25%           47          57.39          2,697
NTTYY       NTT, Inc. (ADR) +                                                0.50%          203          26.64          5,408
Consumer Discretionary (11.36%):
ANF         Abercrombie & Fitch Co. (Class A) *                              0.12%           15          89.08          1,336
ATGE        Adtalem Global Education Inc. *                                  0.12%            9         145.27          1,307
AMZN        Amazon.com, Inc. *                                               0.63%           31         220.21          6,827
CMG         Chipotle Mexican Grill, Inc. *                                   0.63%          171          39.55          6,763
DHI         D.R. Horton, Inc.                                                0.62%           40         167.45          6,698
DECK        Deckers Outdoor Corporation *                                    0.25%           24         111.23          2,670
FRCOY       Fast Retailing Co., Ltd. (ADR) +                                 0.50%          177          30.57          5,411
FIVE        Five Below, Inc. *                                               0.26%           18         154.18          2,775
GNTX        Gentex Corporation                                               0.25%           96          28.29          2,716
LOPE        Grand Canyon Education, Inc. *                                   0.25%           13         211.17          2,745
IDEXY       Industria de Diseno Textil, S.A. (ADR) +                         0.50%          416          12.98          5,400
KBH         KB Home                                                          0.13%           22          62.38          1,372
LVS         Las Vegas Sands Corp.                                            0.63%          128          52.99          6,783
LAUR        Laureate Education, Inc. (Class A) *                             0.12%           44          30.49          1,342
LEN         Lennar Corporation                                               0.63%           54         125.69          6,787
MHO         M/I Homes, Inc. *                                                0.12%            9         145.36          1,308
MTH         Meritage Homes Corporation                                       0.13%           19          73.02          1,387
MHK         Mohawk Industries, Inc. *                                        0.25%           21         127.86          2,685
PDD         PDD Holdings Inc. (ADR) +*                                       0.50%           41         130.96          5,369
PROSY       Prosus N.V. (ADR) +                                              0.50%          397          13.63          5,411
PHM         PulteGroup, Inc.                                                 0.25%           21         130.90          2,749
PVH         PVH Corp.                                                        0.12%           15          89.52          1,343
ROST        Ross Stores, Inc.                                                0.62%           45         149.43          6,724
SONY        Sony Group Corp. (ADR) +                                         0.50%          184          29.34          5,399
STRA        Strategic Education, Inc.                                        0.12%           16          83.55          1,337
LRN         Stride, Inc. *                                                   0.25%           19         144.61          2,748
TMHC        Taylor Morrison Home Corporation *                               0.25%           41          66.40          2,722
TXRH        Texas Roadhouse, Inc.                                            0.25%           17         161.75          2,750
TJX         The TJX Companies, Inc.                                          0.62%           48         140.44          6,741
TOL         Toll Brothers, Inc.                                              0.25%           20         137.20          2,744
TM          Toyota Motor Corporation +                                       0.50%           27         198.09          5,348
TPH         Tri Pointe Homes, Inc. *                                         0.12%           40          33.72          1,349
ULTA        Ulta Beauty, Inc. *                                              0.25%            5         535.61          2,678
VC          Visteon Corporation                                              0.12%           11         120.87          1,330

                       Schedule of Investments (cont'd.)

         75/25 Strategic Allocation Portfolio, 4th Quarter 2025 Series
                                    FT 12500

  At the Opening of Business on the Initial Date of Deposit-September 25, 2025

                                                                           Percentage       Number     Market      Cost of
Ticker Symbol and                                                          of Aggregate     of         Value       Securities to
Name of Issuer of Securities (1)(3)                                        Offering Price   Shares     per Share   the Trust (2)
___________________________________                                        ______________   ______     _________   _____________
COMMON STOCKS (CONT'D.):
Consumer Staples (7.15%):
BUD         Anheuser-Busch InBev S.A./N.V. (ADR) +                           0.50%           91        $ 59.49     $    5,414
BJ          BJ's Wholesale Club Holdings, Inc. *                             0.25%           29          93.51          2,712
CALM        Cal-Maine Foods, Inc.                                            0.13%           14          97.22          1,361
CASY        Casey's General Stores, Inc.                                     0.25%            5         547.05          2,735
KO          The Coca-Cola Company                                            0.63%          102          66.45          6,778
COKE        Coca-Cola Consolidated, Inc.                                     0.25%           24         114.39          2,745
COST        Costco Wholesale Corporation                                     0.61%            7         945.27          6,617
INGR        Ingredion Incorporated                                           0.25%           22         122.16          2,688
JJSF        J & J Snack Foods Corp.                                          0.13%           14          98.23          1,375
KMB         Kimberly-Clark Corporation                                       0.63%           55         123.93          6,816
LRLCY       L'Oreal S.A. (ADR) +                                             0.50%           63          86.08          5,423
MZTI        The Marzetti Company                                             0.13%            8         174.41          1,395
TAP         Molson Coors Beverage Company                                    0.25%           60          45.31          2,719
FIZZ        National Beverage Corp. *                                        0.13%           37          36.71          1,358
PSMT        PriceSmart, Inc.                                                 0.13%           12         117.41          1,409
PG          The Procter & Gamble Company                                     0.62%           44         152.42          6,706
SMPL        The Simply Good Foods Company *                                  0.12%           53          25.30          1,341
SFM         Sprouts Farmers Market, Inc. *                                   0.25%           23         115.74          2,662
SYY         Sysco Corporation                                                0.63%           83          81.82          6,791
TR          Tootsie Roll Industries, Inc.                                    0.13%           33          41.02          1,354
WMT         Walmart Inc.                                                     0.63%           66         102.73          6,780
Energy (8.39%):
APA         APA Corporation                                                  0.25%          111          24.42          2,711
BKR         Baker Hughes Company (Class A)                                   0.62%          135          49.87          6,732
BP          BP Plc (ADR) +                                                   0.50%          153          35.21          5,387
WHD         Cactus, Inc. (Class A)                                           0.12%           33          40.35          1,332
CVX         Chevron Corporation                                              0.62%           42         159.18          6,686
CHRD        Chord Energy Corporation                                         0.25%           26         104.32          2,712
CIVI        Civitas Resources, Inc.                                          0.13%           41          33.31          1,366
COP         ConocoPhillips                                                   0.63%           71          95.63          6,790
CNR         Core Natural Resources Inc.                                      0.12%           16          82.95          1,327
CTRA        Coterra Energy Inc.                                              0.25%          114          23.75          2,708
DVN         Devon Energy Corporation                                         0.25%           77          35.21          2,711
FANG        Diamondback Energy, Inc.                                         0.63%           47         144.61          6,797
EOG         EOG Resources, Inc.                                              0.63%           58         116.70          6,769
XOM         Exxon Mobil Corporation                                          0.63%           59         114.56          6,759
HAL         Halliburton Company                                              0.25%          111          24.44          2,713
LBRT        Liberty Energy Inc. (Class A)                                    0.13%          108          12.52          1,352
MUR         Murphy Oil Corporation                                           0.13%           47          28.99          1,363
NOV         NOV Inc.                                                         0.13%          103          13.17          1,357
BTU         Peabody Energy Corporation                                       0.12%           52          25.81          1,342
PR          Permian Resources Corp.                                          0.25%          198          13.67          2,707
SHEL        Shell Plc (ADR) +                                                0.50%           75          72.12          5,409

                       Schedule of Investments (cont'd.)

         75/25 Strategic Allocation Portfolio, 4th Quarter 2025 Series
                                    FT 12500

  At the Opening of Business on the Initial Date of Deposit-September 25, 2025

                                                                           Percentage       Number     Market      Cost of
Ticker Symbol and                                                          of Aggregate     of         Value       Securities to
Name of Issuer of Securities (1)(3)                                        Offering Price   Shares     per Share   the Trust (2)
___________________________________                                        ______________   ______     _________   _____________
COMMON STOCKS (CONT'D.):
Energy (cont'd.):
TRGP        Targa Resources Corp.                                            0.62%           39        $172.19     $    6,715
TDW         Tidewater Inc. *                                                 0.13%           24          56.34          1,352
TTE         TotalEnergies SE (ADR) +                                         0.50%           87          62.47          5,435
Financials (10.22%):
ALL         The Allstate Corporation                                         0.62%           32         209.41          6,701
AXP         American Express Company                                         0.63%           20         340.48          6,810
BBVA        Banco Bilbao Vizcaya Argentaria, S.A. (ADR) +                    0.50%          280          19.28          5,398
SAN         Banco Santander S.A. (ADR) +                                     0.50%          525          10.29          5,402
OZK         Bank OZK                                                         0.25%           53          51.14          2,710
XYZ         Block Inc. (Class A) *                                           0.62%           88          76.49          6,731
ACT         Enact Holdings, Inc.                                             0.25%           70          38.70          2,709
ERIE        Erie Indemnity Company                                           0.26%            9         314.27          2,828
EEFT        Euronet Worldwide, Inc. *                                        0.12%           15          87.91          1,319
FHI         Federated Hermes, Inc. (Class B)                                 0.12%           26          51.47          1,338
FFBC        First Financial Bancorp.                                         0.13%           52          25.96          1,350
GPN         Global Payments Inc.                                             0.25%           31          87.11          2,700
GL          Globe Life Inc.                                                  0.25%           19         143.30          2,723
HIG         The Hartford Insurance Group, Inc.                               0.62%           51         131.85          6,724
IBOC        International Bancshares Corporation                             0.12%           19          69.35          1,318
ISNPY       Intesa Sanpaolo SpA (ADR) +                                      0.50%          141          38.27          5,396
JKHY        Jack Henry & Associates, Inc.                                    0.25%           18         151.50          2,727
MCY         Mercury General Corporation                                      0.13%           17          81.84          1,391
MTG         MGIC Investment Corporation                                      0.25%           95          28.52          2,709
MURGY       Muenchener Rueckversicherungs-Gesellschaft AG
            (MunichRe) (ADR) +                                               0.50%          444          12.17          5,403
NMIH        NMI Holdings, Inc. (Class A) *                                   0.12%           34          39.59          1,346
PLMR        Palomar Holdings, Inc. *                                         0.13%           12         117.03          1,404
PGR         The Progressive Corporation                                      0.62%           28         240.00          6,720
RELY        Remitly Global, Inc. *                                           0.13%           83          16.29          1,352
SEIC        SEI Investments Company                                          0.25%           31          85.97          2,665
SNEX        StoneX Group Inc. *                                              0.12%           14          95.01          1,330
TKOMY       Tokio Marine Holdings, Inc. (ADR) +                              0.50%          128          42.32          5,416
TRV         The Travelers Companies, Inc.                                    0.61%           24         276.66          6,640
TRMK        Trustmark Corporation                                            0.12%           33          40.37          1,332
UNCRY       UniCredit SpA (ADR) +                                            0.50%          143          37.71          5,393
UNM         Unum Group                                                       0.25%           35          76.83          2,689
Health Care (10.13%):
ACAD        ACADIA Pharmaceuticals Inc. *                                    0.13%           64          21.26          1,361
ADMA        ADMA Biologics, Inc. *                                           0.12%           86          15.66          1,347
AGIO        Agios Pharmaceuticals, Inc. *                                    0.12%           36          37.32          1,344
BIIB        Biogen Inc. *                                                    0.25%           20         137.67          2,753
BMRN        BioMarin Pharmaceutical Inc. *                                   0.25%           50          53.77          2,688
COR         Cencora Inc.                                                     0.63%           22         308.36          6,784

                       Schedule of Investments (cont'd.)

         75/25 Strategic Allocation Portfolio, 4th Quarter 2025 Series
                                    FT 12500

  At the Opening of Business on the Initial Date of Deposit-September 25, 2025

                                                                           Percentage       Number     Market      Cost of
Ticker Symbol and                                                          of Aggregate     of         Value       Securities to
Name of Issuer of Securities (1)(3)                                        Offering Price   Shares     per Share   the Trust (2)
___________________________________                                        ______________   ______     _________   _____________
COMMON STOCKS (CONT'D.):
Health Care (cont'd.):
CNC         Centene Corporation *                                            0.25%           78        $ 34.65     $    2,703
CHGCY       Chugai Pharmaceutical Co., Ltd. (ADR) +                          0.50%          239          22.62          5,406
EHC         Encompass Health Corporation                                     0.24%           21         125.82          2,642
ENSG        The Ensign Group, Inc.                                           0.25%           16         170.32          2,725
ESLOY       EssilorLuxottica S.A. (ADR) +                                    0.50%           34         157.77          5,364
EXEL        Exelixis, Inc. *                                                 0.25%           69          38.91          2,685
GILD        Gilead Sciences, Inc.                                            0.62%           59         113.67          6,707
GMED        Globus Medical, Inc. (Class A) *                                 0.25%           49          55.30          2,710
INCY        Incyte Corporation *                                             0.25%           32          84.16          2,693
JNJ         Johnson & Johnson                                                0.62%           38         176.69          6,714
MRK         Merck & Co., Inc.                                                0.63%           85          79.67          6,772
MOH         Molina Healthcare, Inc. *                                        0.25%           14         190.71          2,670
NHC         National HealthCare Corporation                                  0.13%           11         124.81          1,373
NVO         Novo Nordisk A/S (ADR) +                                         0.50%           92          58.74          5,404
PRVA        Privia Health Group, Inc. *                                      0.13%           58          23.34          1,354
REGN        Regeneron Pharmaceuticals, Inc.                                  0.64%           12         576.98          6,924
RMD         ResMed Inc.                                                      0.63%           25         274.19          6,855
SNY         Sanofi (ADR) +                                                   0.50%          116          46.40          5,382
UTHR        United Therapeutics Corporation *                                0.24%            6         438.75          2,632
UNH         UnitedHealth Group Incorporated                                  0.62%           19         351.81          6,684
ZTS         Zoetis Inc.                                                      0.63%           48         141.67          6,800
Industrials (11.11%):
AME         AMETEK, Inc.                                                     0.62%           36         186.17          6,702
AGX         Argan, Inc.                                                      0.12%            5         260.56          1,303
ADP         Automatic Data Processing, Inc.                                  0.62%           23         291.50          6,705
AZZ         AZZ Inc.                                                         0.12%           12         111.47          1,338
BRC         Brady Corporation                                                0.12%           17          77.61          1,319
CTAS        Cintas Corporation                                               0.63%           34         200.04          6,801
CPRT        Copart, Inc. *                                                   0.63%          149          45.39          6,763
CXW         CoreCivic, Inc. *                                                0.13%           63          21.54          1,357
DAL         Delta Air Lines, Inc.                                            0.63%          117          57.71          6,752
EME         EMCOR Group, Inc.                                                0.23%            4         626.57          2,506
EXPD        Expeditors International of Washington, Inc.                     0.25%           22         120.98          2,662
FAST        Fastenal Company                                                 0.62%          142          47.54          6,751
FLR         Fluor Corporation *                                              0.25%           62          43.75          2,713
GD          General Dynamics Corporation                                     0.63%           21         323.62          6,796
IESC        IES Holdings, Inc. *                                             0.25%            7         381.14          2,668
ITOCY       Itochu Corp. (ADR) +                                             0.51%           47         116.21          5,462
LDOS        Leidos Holdings, Inc.                                            0.24%           14         187.40          2,624
MLI         Mueller Industries, Inc.                                         0.25%           27          99.62          2,690
KAR         OPENLANE Inc. *                                                  0.13%           48          28.29          1,358
OSK         Oshkosh Corporation                                              0.25%           21         129.13          2,712
PCAR        PACCAR Inc                                                       0.63%           70          96.89          6,782
PH          Parker-Hannifin Corporation                                      0.62%            9         748.76          6,739

                       Schedule of Investments (cont'd.)

         75/25 Strategic Allocation Portfolio, 4th Quarter 2025 Series
                                    FT 12500

  At the Opening of Business on the Initial Date of Deposit-September 25, 2025

                                                                           Percentage       Number     Market      Cost of
Ticker Symbol and                                                          of Aggregate     of         Value       Securities to
Name of Issuer of Securities (1)(3)                                        Offering Price   Shares     per Share   the Trust (2)
___________________________________                                        ______________   ______     _________   _____________
COMMON STOCKS (CONT'D.):
Industrials (cont'd.):
POWL        Powell Industries, Inc.                                          0.14%            5        $293.64     $    1,468
PRIM        Primoris Services Corporation                                    0.25%           21         130.10          2,732
SAIC        Science Applications International Corporation                   0.12%           13         100.01          1,300
SNA         Snap-on Incorporated                                             0.25%            8         339.47          2,716
UBER        Uber Technologies, Inc. *                                        0.62%           69          97.78          6,747
UNF         UniFirst Corporation                                             0.12%            8         166.80          1,334
VCISY       Vinci S.A. (ADR) +                                               0.50%          160          33.87          5,419
WM          Waste Management, Inc.                                           0.63%           31         219.42          6,802
Information Technology (4.62%):
YOU         Clear Secure, Inc. (Class A)                                     0.13%           37          36.75          1,360
CTSH        Cognizant Technology Solutions Corporation                       0.63%           99          68.36          6,768
FFIV        F5, Inc. *                                                       0.24%            8         324.47          2,596
FTNT        Fortinet, Inc. *                                                 0.63%           81          83.60          6,772
IDCC        InterDigital, Inc.                                               0.26%            8         346.05          2,768
KD          Kyndryl Holdings, Inc. *                                         0.25%           86          31.53          2,712
MARA        MARA Holdings, Inc. *                                            0.25%          153          17.64          2,699
MSFT        Microsoft Corporation                                            0.61%           13         510.15          6,632
NTCT        NetScout Systems, Inc. *                                         0.12%           52          25.89          1,346
PLXS        Plexus Corp. *                                                   0.12%            9         143.72          1,293
TOELY       Tokyo Electron Limited (ADR) +                                   0.50%           62          87.70          5,437
PATH        UiPath, Inc. (Class A) *                                         0.25%          219          12.32          2,698
WDC         Western Digital Corporation                                      0.63%           62         109.69          6,801
Materials (3.01%):
AEM         Agnico Eagle Mines Limited +                                     0.50%           34         157.93          5,370
AIQUY       Air Liquide S.A. (ADR) +                                         0.50%          133          40.59          5,398
CBT         Cabot Corporation                                                0.13%           18          75.90          1,366
CRS         Carpenter Technology Corporation                                 0.26%           12         233.39          2,801
NEU         NewMarket Corporation                                            0.23%            3         818.38          2,455
NEM         Newmont Corporation                                              0.63%           81          83.47          6,761
RIO         Rio Tinto Plc (ADR) +                                            0.50%           85          63.87          5,429
USLM        United States Lime & Minerals, Inc.                              0.13%           11         125.84          1,384
HCC         Warrior Met Coal, Inc.                                           0.13%           22          62.37          1,372
Real Estate (0.89%):
APLE        Apple Hospitality REIT, Inc. (4)                                 0.13%          111          12.17          1,351
RYN         Rayonier Inc. (4)                                                0.13%           52          26.19          1,362
VICI        VICI Properties Inc. (4)                                         0.63%          212          31.89          6,761
Utilities (4.00%):
ED          Consolidated Edison, Inc.                                        0.62%           68          98.81          6,719
ENLAY       Enel SpA (ADR) +                                                 0.50%          579           9.34          5,408
EXC         Exelon Corporation                                               0.63%          153          44.23          6,767
OGS         ONE Gas, Inc.                                                    0.12%           17          78.27          1,331
OTTR        Otter Tail Corporation                                           0.12%           16          82.50          1,320
PCG         PG&E Corporation                                                 0.63%          461          14.66          6,758
POR         Portland General Electric Company                                0.13%           31          43.75          1,356

                       Schedule of Investments (cont'd.)

         75/25 Strategic Allocation Portfolio, 4th Quarter 2025 Series
                                    FT 12500

  At the Opening of Business on the Initial Date of Deposit-September 25, 2025

                                                                           Percentage       Number     Market      Cost of
Ticker Symbol and                                                          of Aggregate     of         Value       Securities to
Name of Issuer of Securities (1)                                           Offering Price   Shares     per Share   the Trust (2)
________________________________                                           ______________   ______     _________   _____________
COMMON STOCKS (CONT'D.):
Utilities (cont'd.):
VST         Vistra Corp.                                                     0.62%           33        $202.06     $    6,668
XEL         Xcel Energy Inc.                                                 0.63%           87          77.93          6,780
Exchange-Traded Funds (25.00%):
FTCB        First Trust Core Investment Grade ETF (5)                        1.00%          506          21.36         10,808
FSIG        First Trust Limited Duration Investment Grade
            Corporate ETF (5)                                                1.00%          560          19.30         10,808
HYLS        First Trust Tactical High Yield ETF (5)                          1.00%          256          42.23         10,811
BKLN        Invesco Senior Loan ETF                                          1.00%          517          20.91         10,810
VRP         Invesco Variable Rate Preferred ETF                              1.00%          437          24.75         10,814
SHYG        iShares 0-5 Year High Yield Corporate Bond ETF                   1.00%          250          43.30         10,825
IGLB        iShares 10+ Year Investment Grade Corporate Bond ETF             1.00%          211          51.33         10,831
USHY        iShares Broad USD High Yield Corporate Bond ETF                  1.00%          286          37.78         10,805
HYDB        iShares High Yield Systematic Bond ETF                           1.00%          226          47.86         10,816
PFF         iShares Preferred & Income Securities ETF                        1.00%          339          31.88         10,807
SHV         iShares Short Treasury Bond ETF                                  1.00%           98         110.42         10,821
JMBS        Janus Henderson Mortgage-Backed Securities ETF                   1.00%          237          45.69         10,829
HYS         PIMCO 0-5 Year High Yield Corporate Bond Index
            Exchange-Traded Fund                                             1.00%          113          95.57         10,799
SRLN        SPDR Blackstone Senior Loan ETF                                  1.00%          260          41.59         10,813
JNK         SPDR Bloomberg High Yield Bond ETF                               1.00%          110          97.98         10,778
FLRN        SPDR Bloomberg Investment Grade Floating Rate ETF                1.00%          351          30.82         10,818
SJNK        SPDR Bloomberg Short Term High Yield Bond ETF                    1.00%          422          25.59         10,799
SPHY        SPDR Portfolio High Yield Bond ETF                               1.00%          451          23.94         10,797
SPLB        SPDR Portfolio Long Term Corporate Bond ETF                      1.00%          470          23.02         10,819
SPSB        SPDR Portfolio Short Term Corporate Bond ETF                     1.00%          357          30.25         10,799
FLTR        VanEck IG Floating Rate ETF                                      1.00%          423          25.53         10,799
EMLC        VanEck J.P. Morgan EM Local Currency Bond ETF                    1.00%          423          25.53         10,799
VCLT        Vanguard Long-Term Corporate Bond ETF                            1.00%          140          77.34         10,828
VMBS        Vanguard Mortgage-Backed Securities ETF                          1.00%          230          46.97         10,803
USFR        WisdomTree Floating Rate Treasury Fund                           1.00%          214          50.39         10,783
                                                                           _______                                 __________
                 Total Investments                                         100.00%                                 $1,080,489
                                                                           =======                                 ==========
___________

See "Notes to Schedules of Investments" on page 19.

                       NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such
Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on
September 25, 2025. Such purchase contracts are expected to settle within one business day.

(2) The cost of the Securities to the Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of over-the-counter traded Securities at the Evaluation Time on the business day prior to the Initial Date of Deposit). The cost of Securities to a Trust may not compute due to rounding the market value per share. The valuation of the
Securities has been determined by the Sponsor. In accordance with Financial
Accounting Standards Board Accounting Standards Codification 820, "Fair Value
Measurement," each Trust's investments are classified as Level 1, which refers to securities traded in an active market. The cost of the Securities to the
Sponsor and the Sponsor's profit or loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the
Trust) are set forth below:

                                                                   Cost of Securities    Profit
                                                                       to Sponsor        (Loss)
                                                                   __________________    ______
60/40 Strategic Allocation Portfolio, 4th Quarter 2025 Series         $1,158,937         $2,516
75/25 Strategic Allocation Portfolio, 4th Quarter 2025 Series          1,077,873          2,616

(3) Common Stocks of companies headquartered or incorporated outside the
United States comprise approximately 11.98% of the investments in 60/40
Strategic Allocation Portfolio, 4th Quarter 2025 Series and approximately
15.01% of the investments in 75/25 Strategic Allocation Portfolio, 4th Quarter
2025 Series, broken down by country as set forth below:

60/40 Strategic Allocation Portfolio, 4th            75/25 Strategic Allocation Portfolio, 4th
Quarter 2025 Series                                  Quarter 2025 Series
_________________________________________            _________________________________________
Belgium                             0.40%            Belgium                             0.50%
Canada                              0.39%            Canada                              0.50%
Denmark                             0.40%            Denmark                             0.50%
France                              2.39%            France                              3.00%
Germany                             0.80%            Germany                             1.00%
Ireland                             0.41%            Ireland                             0.50%
Italy                               1.20%            Italy                               1.50%
Japan                               3.19%            Japan                               4.01%
The Netherlands                     0.40%            The Netherlands                     0.50%
Spain                               1.20%            Spain                               1.50%
United Kingdom                      1.20%            United Kingdom                      1.50%

(4) This Security represents the common stock of a real estate investment trust ("REIT"). REITs which invest in mortgage loans and mortgage-backed securities are included in the Financials sector whereas REITs which directly hold real estate properties are included in the Real Estate sector.

(5) This Security is advised by First Trust Advisors L.P., an affiliate of the
Sponsor.

+ This Security represents the common stock of a foreign company which trades directly or through an American Depositary Receipt/ADR on the over-the-counter market or on a U.S. national securities exchange.

* This Security represents a non-income producing security.

                        The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the
FT Series. The series to which this prospectus relates, FT 12500, consists of two separate portfolios set forth below:

- 60/40 Strategic Allocation Port. 4Q '25 - Term 1/19/27
(60/40 Strategic Allocation Portfolio, 4th Quarter 2025 Series)

- 75/25 Strategic Allocation Port. 4Q '25 - Term 1/19/27
(75/25 Strategic Allocation Portfolio, 4th Quarter 2025 Series)

Each Trust was created under the laws of the State of New York by a Trust
Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New
York Mellon as Trustee and First Trust Advisors L.P. as Portfolio Supervisor,
governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF
THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT
800-621-1675, DEPT. CODE 2.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of Common Stocks and
ETFs with the Trustee and, in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in a
Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the
Initial Date of Deposit (as set forth in "Schedule of Investments" for each
Trust), adjusted to reflect the sale, redemption or liquidation of any of the
Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of
Securities in a Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for a Trust to buy
Securities. If we or an affiliate of ours act as agent to a Trust, we will be subject to the restrictions under the Investment Company Act of 1940, as amended (the "1940 Act"). When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the
Trusts, which may include broker/dealers who sell Units of the Trusts. We do not consider sales of Units of the Trusts or any other products sponsored by
First Trust as a factor in selecting such broker/dealers.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may be periodically sold under certain circumstances to satisfy Trust obligations, to meet redemption requests and, as described in "Removing Securities from a Trust," to maintain the sound investment character of a Trust, and the proceeds received by a Trust will be used to meet Trust obligations or distributed to Unit holders. However,
Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the
Securities, the Trustee will vote the Securities and, except as described below and as described in "Removing Securities from a Trust," will endeavor to vote the Securities such that the Securities are voted as closely as possible in the same manner and the same general proportion as are the Securities held by owners other than the Trusts. If permitted under law and rules thereunder and if the Sponsor determines or otherwise agrees that the voting or response to other actions with respect to the Funds held by a Trust should not be done as described above and, with respect to a Trust structured as a grantor trust for tax purposes the outcome of voting or response to such matters will not result in such Trust receiving new or exchange securities, as certified to the

Trustee by the Sponsor, the Sponsor will direct the Trustee in writing as to the manner in which the voting or response should be made. The Trustee shall have no responsibility or liability for any loss or liability resulting from any vote or other response made pursuant to the Sponsor's direction or otherwise in the absence of the Sponsor's direction.

None of Pacific Investment Management Company LLC, PIMCO Investments LLC or
PIMCO 0-5 Year High Yield Corporate Bond Index Exchange-Traded Fund make any representations regarding the advisability of investing in the Trusts.

Neither we nor the Trustee will be liable for a failure in any of the
Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute
Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Account Distribution Date. Any Replacement
Security a Trust acquires will be identical to those from the failed contract.

                         Portfolios

Objective.

Each Trust seeks above-average total return. While the Trusts seek above-
average total return, each follows a different investment strategy. We cannot guarantee that a Trust will achieve its objective or that a Trust will make money once expenses are deducted.

Portfolio Selection Process.

The Trusts are unit investment trusts that invest in a fixed portfolio of common stocks and ETFs which are selected by applying our disciplined investment process. We apply a disciplined and comprehensive valuation process to select securities across assets of varying sizes, styles, countries, and sectors, including those that have had relatively lower correlation with one another.

The composition of the Trusts on the Initial Date of Deposit is as follows:

            60/40 Strategic Allocation Portfolio

- Approximately 15.00% common stocks which comprise the Large-Cap Growth
Strategy;

- Approximately 15.00% common stocks which comprise the Large-Cap Value
Strategy;

- Approximately 6.00% common stocks which comprise the Mid-Cap Growth Strategy;

- Approximately 6.00% common stocks which comprise the Mid-Cap Value Strategy;

- Approximately 3.00% common stocks which comprise the Small-Cap Growth
Strategy;

- Approximately 3.00% common stocks which comprise the Small-Cap Value Strategy;

- Approximately 12.00% common stocks which comprise the International
Strategy; and

- Approximately 40.00% Fixed-Income Exchange-Traded Funds.

            75/25 Strategic Allocation Portfolio

- Approximately 18.75% common stocks which comprise the Large-Cap Growth
Strategy;

- Approximately 18.75% common stocks which comprise the Large-Cap Value
Strategy;

- Approximately 7.50% common stocks which comprise the Mid-Cap Growth Strategy;

- Approximately 7.50% common stocks which comprise the Mid-Cap Value Strategy;

- Approximately 3.75% common stocks which comprise the Small-Cap Growth
Strategy;

- Approximately 3.75% common stocks which comprise the Small-Cap Value Strategy;

- Approximately 15.00% common stocks which comprise the International
Strategy; and

- Approximately 25.00% Fixed-Income Exchange-Traded Funds.

Common Stock Selection.

Our approach to selecting stocks is based on a proprietary rules-based selection process which is consistently applied. This process embodies key elements of our investment philosophy by focusing on financial measures that are least susceptible to accounting distortions and erroneous corporate guidance.

When selecting stocks for each portfolio, we apply a model which analyzes large-cap, mid-cap, small-cap, and international stocks to assess valuations based on multiple risk, value, and growth factors. Our goal is to identify stocks which exhibit the fundamental characteristics that enable them to provide the greatest potential for capital appreciation.

The first step in our selection process is to establish a universe of stocks from which the portfolios will be selected. The universe is identified as of two business days prior to the Initial Date of Deposit and divided into seven distinct styles consisting of six domestic equity asset classes noted above and one international equity asset class.

The domestic universe is established by identifying the 3,000 largest U.S.
stocks (excluding limited partnerships, royalty trusts, regulated investment companies and business development companies) and then separating them into large-cap (largest 10%), mid-cap (next 20%) and small-cap (remaining 70%). The stocks in each group are then divided evenly between growth and value by their price to book ratios to establish the universe of stocks eligible for selection from within each market capitalization range. In the case of the small-cap universe, only the 250 largest stocks with a minimum average daily trading volume of $1,000,000 within each growth and value group are included to ensure sufficient liquidity. The international universe consists of the 100 largest companies from developed nations whose shares are either directly listed on a U.S. securities exchange or are in the form of American Depositary
Receipts/ADRs which trade on the over-the-counter market or are listed on a
U.S. securities exchange. Regardless of universe, stocks with a price of
$1,000 or higher per share are not eligible for selection.

We then rank the stocks within each of the seven universes based on two multi-
factor models, with each factor within a model receiving an equal weight. Half of a stock's ranking is based on a risk model and applies to all seven universes. The remaining half of a stock's ranking is based on a model which is determined by the stock's style designation (i.e., growth, value or international). Value and international stocks are ranked together on one model, while growth stocks are ranked using a separate model.

Stock Selection Factors.

Risk Model. The following factors are used to evaluate and rank the stocks within the model:

- Debt to equity ratio. Compares a company's long-term debt to its stockholder's equity. Companies that have a lower debt to equity ratio are assigned a higher ranking.

- Beta. Compares a security's volatility relative to the market. A security with a beta less than 1.0 would generally be considered lower risk than the market. Companies that have a lower beta are assigned a higher ranking.

- Earnings variability. Compares a company's trailing 12-months earnings per share from the previous five years against a linear trend line. Companies that have more consistent earnings growth are assigned a higher ranking.

Value & International Model. The following factors are used to evaluate and rank the stocks within the model:

- Price to book ratio. Compares a company's market capitalization to its book value. Companies that have a lower, but positive, price to book ratio are assigned a higher ranking.

- Price to cash flow ratio. Compares a company's market capitalization to its cash flow generated. Companies that have a lower, but positive, price to cash flow ratio are assigned a higher ranking.

- Return on assets. Compares a company's trailing 12-months net income to its total assets. Companies that have higher return on assets are assigned a higher ranking.

- 3-month price appreciation. Companies are numerically ranked by their stock's trailing three-month price appreciation, with a preference to those with the greatest price appreciation.

Growth Model. The following factors are used to evaluate and rank the stocks within the model:

- Price to sales ratio. Compares a company's market capitalization to revenue generated. Companies that have a lower price to sales ratio are assigned a higher ranking.

- Price to cash flow ratio. Compares a company's market capitalization to its cash flow generated. Companies that have a lower, but positive, price to cash flow ratio are assigned a higher ranking.

- Change in return on assets. Compares a company's current return on assets relative to a year ago. Companies that have a higher change in return on assets are assigned a higher ranking.

- 6-month price appreciation. Companies are numerically ranked by their stock's trailing six-month price appreciation, with a preference to those with the greatest price appreciation.

The 30 stocks with the best overall ranking from each of the seven style classes are selected for the portfolio, subject to a maximum of six stocks from any one of the major market sectors as determined by S&P's Global
Industry Classification Standard ("GICS(R)"). The Financials and Real Estate
sectors are combined for the sector limit purpose. If more than six stocks from any one of the major GICS(R) sectors are selected, those stocks are excluded and replaced with the next best scoring stocks which satisfy the criteria set forth above. In the event of a tie, the stock with the better price to cash flow ratio is selected.

Fixed Income ETF Selection.

For the fixed income portion of each portfolio we include ETFs which invest in a variety of fixed income securities, which may include investment grade and high-yield corporate bonds, mortgage-backed securities, senior loans, covenant-
lite loans, treasury bonds and agency bonds. The Sponsor does not require specific duration, maturity or investment quality policies when selecting the
ETFs for each portfolio.

We perform rigorous analysis and employ a disciplined portfolio construction process when selecting ETFs to include in the portfolio. Primarily, we prefer larger funds with higher trading volumes and we look for funds with higher yields, as well as those that have shown a relatively consistent distribution over time. We also consider a fund's ability to continue its distribution payments in the future.

The next step in our process is to consider current economic events that might affect financial markets generally and/or the ETF market, as well as news relating to a specific ETF, ETF group or category of funds. In evaluating the fixed income ETFs, we also review the credit quality of the underlying securities held by the funds. If funds are substantially similar with regard to their fixed income characteristics, funds with lower expense ratios will be selected.

We consult with our fixed income research teams and portfolio management teams who understand the unique factors that drive risk adjusted returns within various asset classes to develop the overall strategic allocation of the fixed income portfolio. Based on these factors, we create a broadly diversified fixed income portfolio with an emphasis on higher income funds.

In connection with the Trusts' investments in ETFs advised by First Trust
Advisors L.P., an affiliate of the Trusts' Sponsor, First Trust Advisors L.P.
will receive advisory fees from the underlying ETFs which it would not otherwise receive if the Trusts invested solely in ETFs advised by unaffiliated third-parties. This may provide an incentive for the Sponsor to select ETFs advised by First Trust Advisors L.P. over ETFs advised by unaffiliated third-parties. The Sponsor may invest in an affiliated ETF even in circumstances where an unaffiliated ETF may have lower fees or better performance over certain time periods. However, the Sponsor selected what it considered to be the best suited ETFs to achieve the Trusts' investment objectives even though there may be other ETFs, including those advised by unaffiliated third-parties, that provide similar results.

Please note that we applied the strategies which make up a portion of the portfolio for a Trust at a particular time. If we create additional Units of a
Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy on the Initial Date of Deposit.
This is true even if a later application of the strategy would have resulted in the selection of different securities. The Securities were selected as of the strategy's selection date using closing market prices on such date or, if a particular market was not open for trading on such date, closing market prices on the day immediately prior to the strategy's selection date in which such market was open. In addition, companies which, based on publicly available information as of the date the Securities were selected, are the subject of an announced business combination which we expect will happen within 12 months of the date of this prospectus, or companies which are subject to any of the limited circumstances which warrant removal of a
Security from a Trust as described under "Removing Securities from a Trust,"
are not eligible for inclusion in a Trust's portfolio.

While not a part of each Trust's portfolio selection process, each Trust also has exposure to dividend-paying securities through each Trust's investments in the Common Stocks, and to depositary receipts through each Trust's investments in the Funds. Each Trust's portfolio may include both actively managed ETFs and ETFs that track an index.

As with any similar investments, there can be no assurance that the objective of a Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in a Trust.

                        Risk Factors

Principal Risks.

The following is a discussion of the principal risks of investing in the Trusts.

Price Volatility. The Trusts invest in Common Stocks and ETFs. The value of a
Trust's Units will fluctuate with changes in the value of these Securities.
The value of a security fluctuates for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as market volatility, or when political or economic events affecting the issuers occur.

Because the Trusts are not managed, the Trustee will not sell Securities in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Trusts will be positive over any period of time, especially the relatively short 15-month life of the Trusts, or that you won't lose money.
Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Market Risk. Market risk is the risk that a particular security, or Units of the Trusts in general, may fall in value or underperform other investments.
Securities are subject to market fluctuations caused by such factors as economic, political, regulatory or market developments, changes in interest rates and perceived trends in securities prices. The Federal Reserve has begun to lower interest rates and may continue to do so in the future. Potential future bank failures could result in disruption to the broader banking industry or markets generally and reduce confidence in financial institutions and the economy as a whole, which may also heighten market volatility and reduce liquidity. Additionally, challenges in commercial real estate markets, including declining valuations and elevated vacancies, could have a broader impact on financial markets. In addition, local, regional or global events such as war, acts of terrorism, natural disasters, spread of infectious diseases or other public health issues, recessions, political turbulence or other events could have a significant negative impact on the Trusts and their investments. The ongoing adversarial political climate in the United States, as well as political and diplomatic events both domestic and abroad, have had and may continue to have an adverse impact on the U.S. regulatory landscape, markets and investor behavior, which could have a negative impact on a Trust's investments and operations. The change in administration resulting from the
2024 United States national elections could result in significant impacts to international trade relations, tax and immigration policies, and other aspects of the national and international political and financial landscape, which could affect, among other things, inflation and the securities markets generally. Ongoing armed conflicts between Russia and Ukraine in Europe and among Israel, Iran, Hamas and other militant groups in the Middle East have caused and could continue to cause significant market disruptions and volatility within the markets in Russia, Europe, the Middle East and the
United States. The hostilities and sanctions resulting from those hostilities could have a significant impact on certain of a Trust's investments as well as a Trust's performance. The economies of the United States and its trading partners, as well as the financial markets generally, may be adversely impacted by trade disputes, including the imposition of tariffs, and other matters. A public health crisis, and the ensuing policies enacted by governments and central banks in response, could cause significant volatility and uncertainty in global financial markets, negatively impacting global growth prospects. Such events may affect certain geographic regions, countries, sectors and industries more significantly than others. Advancements in technology may also adversely impact markets and the overall performance of the Trusts. For instance, the economy may be significantly impacted by the advanced development and increased regulation of artificial intelligence.
Additionally, cybersecurity breaches of both government and non-government entities could have negative impacts on infrastructure and the ability of such entities, including the Trusts, to operate properly. Such events could adversely affect the prices and liquidity of a Trust's portfolio securities and could result in disruptions in the trading markets. Any such circumstances could have a materially negative impact on the value of a Trust's Units and result in increased market volatility.

Distributions. As stated under "Summary of Essential Information," the Trusts will generally make monthly distributions of income. The Funds held by the
Trusts may make distributions throughout the year. As a result of changing interest rates, refundings, sales or defaults on the underlying securities held by the Funds, and other factors, there is no guarantee that distributions will either remain at current levels or increase over time. Common stocks may pay dividends, but there is no guarantee that the issuers of the common stocks will declare dividends in the future or that, if declared, they will either remain at current levels or increase over time.

Strategy. Please note that we applied the strategy which makes up a portion of the portfolio for the Trusts at a particular time. If we create additional
Units of the Trusts after the Initial Date of Deposit, we will deposit the
Securities originally selected by applying the strategy on the Initial Date of
Deposit. This is true even if a later application of the strategy would have resulted in the selection of different securities. There is no guarantee the investment objective of the Trusts will be achieved. Because the Trusts are unmanaged and follow a strategy, the Trustee will not buy or sell Securities in the event the strategy is not achieving the desired results.

Exchange-Traded Funds. The Trusts are subject to substantially the same risks as those associated with the direct ownership of the securities represented by the underlying ETFs in which they invest. In addition, the Trusts may be affected by losses of the ETFs and the level of risk arising from the investment practices of the ETFs (such as the use of leverage by the ETFs).
The Trusts have no control over the investments and related risks taken by the
ETFs in which they invest. The Trusts and the underlying funds have management and operating expenses. You will bear not only your share of your Trust's expenses, but also the expenses of the underlying funds. By investing in other funds, the Trusts incur greater expenses than you would incur if you invested directly in the funds.

Shares of ETFs may trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of the ETF shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

Investment in Other Investment Companies Risk. Because the Trusts hold Funds,
Unit holders are subject to the risk that the securities selected by the
Funds' investment advisors will underperform the markets, the relevant indices or the securities selected by other funds. Further, Funds may in the future invest in other types of securities which involve risk which may differ from those set forth below. In addition, because the Trusts hold Funds, Unit holders bear both their proportionate share of the expenses of the Trusts and, indirectly the expenses of the Funds. Certain of the Funds held by the Trusts may invest a relatively high percentage of their assets in a limited number of issuers. As a result, these Funds may be more susceptible to a single adverse economic or regulatory occurrence affecting one or more of these issuers, experience increased volatility and be highly concentrated in certain issuers.

Index Correlation Risk. Index correlation risk is the risk that the performance of an index-based ETF will vary from the actual performance of the fund's target index, known as "tracking error." This can happen due to transaction costs, market impact, corporate actions (such as mergers and spin-
offs) and timing variances. Some index-based ETFs use a technique called
"representative sampling," which means that the ETF invests in a representative sample of securities in its target index rather than all of the index securities. This could increase the risk of a tracking error.

Growth Investing Risk. Common stocks with growth characteristics are expected to experience greater earnings growth rates relative to other companies in the same industry or the economy as a whole based upon their higher than average price to book ratios. Securities of growth companies may be more volatile than other stocks. If the perception of a company's growth potential is not realized, the securities purchased may not perform as expected, reducing a
Trust's return. In addition, because different types of stocks tend to shift in and out of favor depending on market and economic conditions, "growth"
stocks may perform differently from the market as a whole and other types of securities.

Value Investing Risk. Common stocks with value characteristics are believed to be undervalued or inexpensive relative to other companies in the same industry or the economy as a whole based upon their lower than average price to book ratios. These common stocks were generally selected on the basis of an issuer's business and economic fundamentals or the securities' current and projected credit profiles, relative to current market price. Such securities are subject to the risk of misestimating certain fundamental factors and will generally underperform during periods when value style investments are "out of favor."

Investment Style. Although the Common Stocks contained in the Trusts meet the stated style, capitalization, and investment objective of the Trusts as of the date the Securities were selected, market fluctuations after this date may change a particular Common Stocks' classification. Common Stocks will not generally be removed from the Trusts as a result of market fluctuations.

Common Stocks. Common stocks represent a proportional share of ownership in a company. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as market volatility, or when political or economic events affecting the issuers occur. Common stock prices may also be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase, negatively impacting issuers.

High-Yield Securities. High-yield securities are securities rated below investment grade by one or more rating agencies (i.e., "junk" bonds) or securities that are unrated and determined by the Sponsor to be of comparable quality. High-yield, high-risk securities are subject to greater market fluctuations and risk of loss than securities with higher investment ratings.
The value of these securities will decline significantly with increases in interest rates, not only because increases in rates generally decrease values, but also because increased rates may indicate an economic slowdown. An economic slowdown, or a reduction in an issuer's creditworthiness, may result in the issuer being unable to maintain earnings at a level sufficient to maintain interest and principal payments.

High-yield securities or "junk" bonds, the generic names for securities rated below "BBB-" by Standard & Poor's or below "Baa3" by Moody's, are frequently issued by corporations in the growth stage of their development or by established companies that are highly leveraged or whose operations or industries are depressed. Obligations rated below "BBB-" should be considered speculative as these ratings indicate a quality of less than investment grade, and therefore carry an increased risk of default as compared to investment grade issues. The Funds held by the Trusts may invest in securities of any high-yield credit quality, including securities rated as low as "D" by
Standard and Poor's or "C" by Moody's. Because high-yield securities are generally subordinated obligations and are perceived by investors to be riskier than higher rated securities, their prices tend to fluctuate more than higher rated securities and are affected by short-term credit developments to a greater degree.

The market for high-yield securities is smaller and less liquid than that for investment grade securities. High-yield securities are generally not listed on a national securities exchange but trade in the over-the-counter markets. Due to the smaller, less liquid market for high-yield securities, the bid-offer spread on such securities is generally greater than it is for investment grade securities and the purchase or sale of such securities may take longer to complete.

Distressed debt securities are speculative and involve substantial risks in addition to the risks of investing in high-yield securities that are not in default. Generally, holders of distressed debt securities will not receive interest payments, and there is a substantial risk that the principal will not be repaid. In any reorganization or liquidation proceeding related to a distressed debt security, holders may lose their entire investment in the security.

Investment Grade Securities. The value of investment grade securities will decline with increases in interest rates, not only because increases in rates generally decrease values, but also because increased rates may indicate an economic slowdown. An economic slowdown, or a reduction in an issuer's creditworthiness, may result in the issuer being unable to maintain earnings at a level sufficient to maintain interest and principal payments.

Mortgage-Backed Securities. Mortgage-backed securities represent direct or indirect participations in, or are secured by and payable from, mortgage loans secured by real property and can include single- and multi-class pass-through securities and collateralized mortgage obligations. Mortgage-backed securities are based on different types of mortgages, including those on commercial real estate or residential properties. These securities often have stated
maturities of up to thirty years when they are issued, depending upon the length of the mortgages underlying the securities. In practice, however, unscheduled or early payments of principal and interest on the underlying mortgages may make the securities' effective maturity shorter than this.
Rising interest rates tend to extend the duration of mortgage-backed securities, making them more sensitive to changes in interest rates, and may reduce the market value of the securities. In addition, mortgage-backed securities are subject to prepayment risk, the risk that borrowers may pay off their mortgages sooner than expected, particularly when interest rates decline. This can reduce the Funds', and therefore a Trust's, returns because the Funds may have to reinvest that money at lower prevailing interest rates.

Mortgage-backed securities, and particularly non-agency mortgage-backed securities, are subject to liquidity risk, which is the risk that the value of such securities held by a Fund will fall if trading in the securities is limited or absent. No one can guarantee that a liquid trading market will exist for any mortgage-backed security because these securities generally trade in the over-the-counter market (they are not listed on a securities exchange). The liquidity of a mortgage-backed security may change drastically over time.

Senior Loans. Senior loans are issued by banks, other financial institutions, and other investors to corporations, partnerships, limited liability companies and other entities to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, debt refinancings and, to a lesser extent, for general operating and other purposes. An investment in senior loans involves risk that the borrowers under senior loans may default on their obligations to pay principal or interest when due. Although senior loans may be secured by specific collateral, there can be no assurance that liquidation of collateral would satisfy the borrower's obligation in the event of non-
payment or that such collateral could be readily liquidated. Senior loans are typically structured as floating-rate instruments in which the interest rate payable on the obligation fluctuates with interest rate changes. As a result, the yield on Funds investing in senior loans will generally decline in a falling interest rate environment and increase in a rising interest rate environment. Senior loans are generally below investment grade quality and may be unrated at the time of investment; are generally not registered with the
SEC or state securities commissions; and are generally not listed on any securities exchange. Transactions in senior loans may take longer than seven days to settle which could affect an underlying Fund's ability to manage the liquidity of its portfolio. Because senior loans are generally not registered with the SEC under the Securities Act of 1933, as amended, they may not be subject to the protections afforded under the federal securities laws. See
"Risk Factors-High-Yield Securities" for a description of the risks involved in investing in below investment grade securities. In addition, the amount of public information available on senior loans is generally less extensive than that available for other types of assets.

Covenant-Lite Loans. "Covenant-lite" loans are loans made with minimal protections for the lender. Because covenant-lite loans are less restrictive on borrowers and provide less protection for lenders than typical corporate loans, the risk of default may be significantly higher. Covenant-lite loans contain fewer maintenance covenants, or no maintenance covenants at all, than traditional loans and may not include terms that allow the lender to monitor the financial performance of the borrower and declare a default if certain criteria are breached. This may hinder the Funds' ability to reprice credit risk associated with the borrower and reduce the Funds' ability to restructure a problematic loan and mitigate potential loss. As a result, the Funds'
exposure to losses on such investments is increased, especially during a downturn in the credit cycle.

U.S. Treasury Obligations. U.S. Treasury obligations are direct obligations of the United States which are backed by the full faith and credit of the United
States. U.S. Treasury obligations are generally not affected by credit risk, but are subject to changes in market value resulting from changes in interest rates. The value of U.S. Treasury obligations will be adversely affected by decreases in bond prices and increases in interest rates, not only because increases in interest rates generally decrease values, but also because increased interest rates may indicate an economic slowdown.

Foreign Securities. Risks of foreign securities include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries. Certain foreign markets have experienced heightened volatility due to recent negative political or economic developments or natural disasters. Securities issued by non-U.S. issuers may pay interest and/or dividends in foreign currencies and may be principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these interest and/or dividend payments and/or securities will vary with fluctuations in foreign exchange rates. Investments in debt securities of foreign governments present special risks, including the fact that issuers may be unable or unwilling to repay principal and/or interest when due in accordance with the terms of such debt, or may be unable to make such repayments when due in the currency required under the terms of the debt.
Political, economic and social events also may have a greater impact on the price of debt securities issued by foreign governments than on the price of
U.S. securities.

Depositary Receipts Risk. Depositary receipts (which may include American
Depositary Receipts/ADRs, Global Depositary Receipts/GDRs, New York Registry
Shares, and/or similarly structured securities) are securities issued by a bank or trust company reflecting ownership of underlying securities issued by a foreign company. Depositary receipts may be less liquid than the underlying shares in their primary trading market. Any distributions paid to the holders of depositary receipts are usually subject to a fee charged by the depositary.
Holders of depositary receipts may have limited voting rights, and investment restrictions in certain countries may adversely impact the value of depositary receipts because such restrictions may limit the ability to convert shares into depositary receipts and vice versa. Such restrictions may cause shares of the underlying issuer to trade at a discount or premium to the market price of the depositary receipts. Moreover, depositary receipts may be "sponsored" or
"unsponsored." Sponsored depositary receipts are established jointly by a depositary and the underlying issuer, whereas unsponsored depositary receipts may be established by a depositary without participation by the underlying issuer. Holders of unsponsored depositary receipts generally bear all the costs associated with establishing the unsponsored depositary receipts. In addition, the issuers of the securities underlying unsponsored depositary receipts are not obligated to disclose material information in the U.S. and, therefore, there may be less information available regarding such issuers and there may not be a correlation between such information and the market value of the depositary receipts.

Small and/or Mid Capitalization Companies. Investing in stocks of small and/or mid capitalization companies may involve greater risk than investing in larger companies. For example, such companies may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Securities of such companies generally trade in lower volumes and are generally subject to greater and less predictable changes in price than securities of larger companies. In addition,

small and mid-cap stocks may not be widely followed by the investment community, which may result in low demand.

Large Capitalization Companies. The return on investment in stocks of large capitalization companies may be less than the return on investment in stocks of small and/or mid capitalization companies. Large capitalization companies may also grow at a slower rate than the overall market.

Interest Rate Risk. Interest rate risk is the risk that the value of the securities held by the Funds held by the Trusts will fall if interest rates increase. Securities typically fall in value when interest rates rise and rise in value when interest rates fall. Securities with longer periods before maturity are often more sensitive to interest rate changes.

Credit Risk. Credit risk is the risk that a security's issuer is unable or unwilling to make dividend, interest or principal payments when due and the related risk that the value of a security may decline because of concerns about the issuer's ability or willingness to make such payments.

Call Risk. Call risk is the risk that the issuer prepays or "calls" a bond before its stated maturity. An issuer might call a bond if interest rates fall and the bond pays a higher than market interest rate or if the issuer no longer needs the money for its original purpose. A bond's call price could be less than the price the Fund paid for the bond and could be below the bond's par value. This means a Fund could receive less than the amount paid for the bond and may not be able to reinvest the proceeds in securities with as high a yield as the called bond. A Fund may contain bonds that have "make whole" call options that generally cause the bonds to be redeemable at any time at a designated price. Such bonds are generally more likely to be subject to early redemption and may result in the reduction of income received by the Fund.

Extension Risk. If interest rates rise, certain obligations may be paid off by the obligor at a slower rate than expected, which will cause the value of such obligations to fall.

Liquidity Risk. Liquidity risk is the risk that the value of a fixed-income security held by a Fund will fall if trading in the security is limited or absent. No one can guarantee that a liquid trading market will exist for any fixed-income security because these securities generally trade in the over-the-
counter market (they are not listed on a securities exchange). During times of reduced market liquidity, the Funds held by the Trusts may not be able to sell the underlying securities readily at prices reflecting the values at which the underlying securities are carried on a Fund's books. Sales of large blocks of securities by market participants that are seeking liquidity can further reduce security prices in an illiquid market. Further, the bid/ask spread may widen depending on market conditions and the liquidity of the underlying investments held by a Fund.

Prepayment Risk. Many types of debt instruments are subject to prepayment risk, which is the risk that the issuer will repay principal prior to the maturity date. Debt instruments allowing prepayment may offer less potential for gains during a period of declining interest rates.

Valuation Risk. Unlike publicly traded securities that trade on national securities exchanges, there is no central place or exchange for trading most debt securities. Debt securities generally trade on an "over-the-counter"
market. Due to the lack of centralized information and trading, the valuation of debt securities may carry more uncertainty and risk than that of publicly traded securities. Accordingly, determinations of the fair value of debt securities may be based on infrequent and dated information. Also, because the available information is less reliable and more subjective, elements of judgment may play a greater role in valuation of debt securities than for other types of securities.

Authorized Participant Concentration Risk. Only an authorized participant may engage in creation or redemption transactions directly with an ETF. ETFs have a limited number of institutions that act as authorized participants. To the extent that these institutions exit the business or are unable to proceed with creation and/or redemption orders with respect to an ETF and no other authorized participant is able to step forward to create or redeem, in either of these cases, ETF shares may trade at a discount to the ETF's net asset value and possibly face delisting and the bid/ask spread on the ETF shares may widen.

Fluctuation of Net Asset Value Risk. The net asset value of shares of a Fund will generally fluctuate with changes in the market value of the Fund's holdings. The market prices of shares will generally fluctuate in accordance with changes in net asset value as well as the relative supply of and demand for shares on the exchange on which they trade. The bid/ask spread may also widen depending on market conditions and the liquidity of the underlying investments held by a Fund. The Trusts cannot predict whether shares will trade below, at or above their net asset value because the shares trade on an exchange at market prices and not at net asset value. Price differences may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for shares will be closely related to, but not identical to, the same forces influencing the prices of the holdings of a Fund trading individually or in the aggregate at any point in time.

Management Risk. Actively managed Funds are subject to management risk. In managing a Fund's investment portfolio, the Fund's investment advisor will apply investment techniques and risk analyses that may not have the desired result. There can be no guarantee that the Funds will meet their investment objectives.

Market Maker Risk. If a Fund has lower average daily trading volumes, it may rely on a small number of third-party market makers to provide a market for the purchase and sale of shares. Any trading halt or other problem relating to the trading activity of these market makers could result in a dramatic change in the spread between a Fund's net asset value and the price at which the
Fund's shares are trading on the exchange, which could result in a decrease in value of the Fund's shares. In addition, decisions by market makers to reduce their role or step away from these activities in times of market stress could inhibit the effectiveness of the arbitrage process in maintaining the relationship between the underlying values of a Fund's portfolio securities and the Fund's market price. This reduced effectiveness could result in a
Fund's shares trading at a discount to net asset value and also in greater than normal intraday bid-ask spreads for Fund shares.

Trading Issues Risk. Although the shares of a Fund are listed for trading on a securities exchange, there can be no assurance that an active trading market for such shares will develop or be maintained. Trading in shares on such exchanges may be halted due to market conditions or for reasons that, in the view of an exchange, make trading in shares inadvisable. In addition, trading in shares on an exchange is subject to trading halts caused by extraordinary market volatility pursuant to the exchange's "circuit breaker" rules. Market makers are under no obligation to make a market in a Fund's shares. There can be no assurance that the requirements of the exchange necessary to maintain the listing of a Fund will continue to be met or will remain unchanged. In particular, if a Fund does not comply with any provision of the listing standards of an exchange that are applicable to the Fund, and cannot bring itself into compliance within a reasonable period after discovering the matter, the exchange may remove the shares of the Fund from listing. The Funds may have difficulty maintaining their listing on an exchange in the event that a Fund's assets are small or the Fund does not have enough shareholders.

Cybersecurity Risk. As the use of Internet technology has become more prevalent in the course of business, the Trusts have become more susceptible to potential operational, information security and related risks through breaches in cybersecurity. A breach in cybersecurity refers to both intentional and unintentional events that may cause the Trusts to lose proprietary information, suffer data corruption or lose operational capacity, any of which could result in a material adverse effect on the Trusts or their
Unit holders. Such events could cause the Sponsor of the Trusts to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cybersecurity breaches may involve unauthorized access to digital information systems utilized by the Trusts through "hacking" or malicious software coding, but may also result from outside attacks such as denial-of service attacks through efforts to make network services unavailable to intended users. Emerging threats like ransomware or zero-day exploits could also cause disruptions to
Trust operations. In addition, cybersecurity breaches of the Trusts' third-
party service providers, or issuers in which the Trusts invest, can also subject the Trusts to many of the same risks associated with direct cybersecurity breaches. Further, errors, misconduct, or compromise of accounts of employees of the Sponsor, Portfolio Supervisor or the Trusts' third-party service providers can also create material cybersecurity risks. The Sponsor of, and third-party service provider to, the Trusts have established risk management systems designed to reduce the risks associated with cybersecurity.
However, there is no guarantee that such efforts will succeed, especially because the Trusts do not directly control the cybersecurity systems of issuers or third-party service providers. Cybersecurity incidents may also trigger Trust obligations under data privacy laws, potentially increasing notification and compliance burdens. Cybersecurity incidents affecting issuers in whose securities the Trusts invest may also have a negative impact on the value of the securities of such issuers, and in turn, the value of the Trusts.

Operational Risk. The Trusts are subject to risks arising from various operational factors, including, but not limited to, human error, processing and communication errors, errors of the Trusts' service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. These errors or failures may adversely affect a Trust's operations, including its ability to execute its investment process, calculate or disseminate its NAV in a timely manner, and process purchases or redemptions. The Trusts rely on third-parties for a range of services. Any delay or failure relating to engaging or maintaining such service providers may affect a Trust's ability to meet its investment objective. Although the
Trusts seek to reduce these operational risks through controls and procedures, there is no way to completely protect against such risks.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of a Trust's investments. Any legislation that proposes to reduce or eliminate the exemption of interest on tax-exempt municipal bonds from federal income taxation would negatively impact the value of the municipal bonds held by the Funds held by the Trusts. In addition, litigation regarding any of the issuers of the Securities, or the industries represented by these issuers, or litigation affecting the validity of certain municipal bonds or the tax-free nature of the interest thereon, may negatively impact the value of these
Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of a Trust's investments.

Non-Principal Risks.

The following is a discussion of non-principal risks of investing in the Trusts.

Alternative Minimum Tax. While distributions of exempt-interest dividends from the Trusts are generally exempt from federal income taxes, a portion of such interest may be taken into account in computing the alternative minimum tax on individuals.

Business Development Companies ("BDCs"). BDCs invest in and lend to private middle-market businesses. BDCs are publicly-traded mezzanine/private equity funds that are subject to regulatory oversight by the SEC. BDCs are unique in that at least 70% of their investments must be made to private U.S. businesses that do not have marginable securities and they are required to provide managerial assistance to portfolio companies. An investment in BDCs is subject to various risks, including management's ability to meet the fund's investment objective, and to manage the fund's portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors'
perceptions regarding the funds or their underlying investments change. BDCs are not redeemable at the option of the shareholder and they may trade in the market at a discount to their net asset value.

Convertible Securities. Convertible securities are bonds, preferred stocks, and other securities that pay interest or dividends and are convertible into common stocks. As such, convertible securities have some characteristics of both bonds and common stocks. Like a bond (or some preferred stocks), a convertible security typically pays a fixed rate of interest (or dividends)
and promises to repay principal at a given date in the future. However, an investor can exchange the convertible security for a specific number of shares of the issuing company's common stock at a "conversion price" specified at the time the convertible security is issued. Companies that issue convertible securities often do not have high credit ratings. In addition, the credit rating of a company's convertible securities is typically lower than the rating of the company's conventional debt securities, because convertibles are normally considered junior or subordinate securities. Convertible securities are predominantly high-yield securities. Convertible securities are typically issued at prices which represent a premium to their conversion value.
Accordingly, the value of the convertible security increases (or decreases) as the price of the underlying common stock increases (or decreases). Convertible securities typically pay income yields that are higher than the dividend yields of the issuer's common stock, but lower than the yields of the issuer's debt securities.

In general, a convertible security performs more like a stock when the underlying common stock's price is closer to the conversion price of the convertible security (because it is assumed that it will be converted into the stock) and more like a bond when the underlying common stock's price is significantly lower than the convertible security's conversion price (because it is assumed that it will not be converted). For these reasons Unit holders must be willing to accept the market risks of both bonds and common stocks.
However, because convertible securities have characteristics of both common stocks and bonds, they tend to be less sensitive to interest rate changes than bonds of comparable maturity and quality, and less sensitive to stock market changes than common stocks. Because of these factors and the hybrid nature of convertible securities, Unit holders should recognize that convertible securities are likely to perform quite differently than broadly-based measures of the stock and bond markets.

While all markets are prone to change over time, the generally high rate at which convertible securities are retired (through conversion or redemption)
and replaced with newly issued convertible securities causes the convertible securities market to change more rapidly than other markets. Due to the smaller, less liquid market for convertible securities, the bid-offer spread on such securities is generally greater than it is for investment grade bonds, and the purchase or sale of such securities may take longer to complete.

Moreover, convertible securities with innovative structures, such as mandatory conversion securities and equity-linked securities, have increased the sensitivity of this market to the volatility of the equity markets and to the special risks of those innovations. No one can guarantee that a liquid trading market will exist for any convertible security because these securities generally trade in the over-the-counter market (they are not listed on a securities exchange).

Contingent convertible securities ("CoCos") are hybrid debt securities typically issued by banking institutions and either convert into equity at a predetermined share price or are written down in value based on the specific terms of the individual security if a pre-specified trigger event occurs.
Trigger events vary by instrument and are defined by the documents governing the contingent convertible security. CoCos may have fully discretionary coupons. This means coupons can potentially be cancelled at the banking institution's discretion or at the request of the relevant regulatory authority in order to help the bank absorb losses. In the event of liquidation, dissolution or winding-up of an issuer prior to a conversion, the rights and claims of the holders of the contingent convertibles against the issuer will generally rank junior to the claims of all holders of unsubordinated obligations of the issuer. In addition, if CoCos are converted into the issuer's underlying equity securities following a conversion event, each holder will be subordinated due to their conversion from being the holder of a debt instrument to being the holder of an equity instrument. The value of
CoCos is unpredictable and may be influenced by many factors including, without limitation: the creditworthiness of the issuer and/or fluctuations in such issuer's applicable capital ratios; supply and demand for CoCos; general market conditions and available liquidity; and economic, financial and political events that affect the issuer, its particular market or the financial markets in general.

Derivative Instruments. The performance of a derivative instrument is derived from the performance of a reference security, index, currency, or interest rate. Derivative instruments, including options, swaps, caps, floors, collars, futures and forwards, can be used to hedge a Fund's investment in other securities or for investment purposes. The use of derivatives can lead to losses because of adverse movements in the price or value of the underlying asset, index, currency or rate, which may be magnified by certain features of the derivatives. The ability to successfully use derivatives depends on a Fund investment advisor's ability to predict pertinent market movements, which cannot be assured, and may result in losses greater than if they had not been used. Derivatives are also subject to counterparty risk. If a counterparty becomes bankrupt or otherwise fails to perform its obligations due to financial difficulties, the value of the Funds held by the Trusts may decline.
The derivatives markets are a focus of recent legislation. The extent and impact of such regulation is not yet known. Recent legislation may make derivatives more costly, may limit the availability of derivatives and may affect the value or performance of derivatives.

Emerging and Developing Markets. Risks of investing in emerging and developing countries are even greater than the risks associated with foreign investments in general. These increased risks include, among other risks, the possibility of investment and trading limitations, greater liquidity concerns, higher price volatility, greater delays and disruptions in settlement transactions, greater political uncertainties and greater dependence on international trade or development assistance. In addition, less information about emerging and developing market companies is publicly available due to differences in regulatory, accounting, audit and financial recordkeeping standards and information that is available may be unreliable or outdated. Moreover, the rights and remedies associated with emerging and developing market investment securities may be different than those available for investments in more developed markets. Furthermore, emerging and developing market countries may be subject to overburdened infrastructures, obsolete financial systems and environmental problems. For these reasons, investments in emerging and developing markets are often considered speculative.

Floating-Rate Securities. A floating-rate security is an instrument in which the interest rate payable on the obligation fluctuates on a periodic basis based upon changes in an interest rate benchmark. As a result, the yield on such a security will generally decline in a falling interest rate environment, causing the Trusts to experience a reduction in the income it receives from such securities. A sudden and significant increase in market interest rates may increase the risk of payment defaults and cause a decline in the value of this investment and the value of the Units.

Limited Duration Bonds. Limited duration bonds are subject to interest rate risk, which is the risk that the value of a security will fall if interest rates increase. While limited duration bonds are generally subject to less interest rate sensitivity than longer duration bonds, there can be no assurance that interest rates will not rise during the life of the Trusts.

Money Market Securities. Money market securities or similar securities may be used as a defensive measure when the Fund's investment advisor anticipates unusual market or other conditions. If market conditions improve while a Fund has temporarily invested some or all of its assets in high quality money market securities, the potential gain from the market upswing may be reduced, thus limiting the Fund's opportunity to achieve its investment objective.

Municipal Bonds. Municipal bonds are debt obligations issued by states or by political subdivisions or authorities of states. Municipal bonds are typically designated as general obligation bonds, which are general obligations of a governmental entity that are backed by the taxing power of such entity, or revenue bonds, which are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. Municipal bonds are long-term fixed rate debt obligations that generally decline in value with increases in interest rates, when an issuer's financial condition worsens or when the rating on a bond is decreased. Many municipal bonds may be called or redeemed prior to their stated maturity, an event which is more likely to occur when interest rates fall. In such an occurrence, a Fund may not be able to reinvest the money it receives in other bonds that have as high a yield or as long a maturity.

Many municipal bonds are subject to continuing requirements as to the actual use of the bond proceeds or manner of operation of the project financed from bond proceeds that may affect the exemption of interest on such bonds from federal income taxation. The market for municipal bonds is generally less liquid than for other securities and therefore the price of municipal bonds may be more volatile and subject to greater price fluctuations than securities with greater liquidity. In addition, an issuer's ability to make income distributions generally depends on several factors including the financial condition of the issuer and general economic conditions. Any of these factors may negatively impact the price of municipal bonds held by a Fund and would therefore impact the price of both the Securities and the Units.

Acts of terrorism and any resulting damage may not be covered by insurance on the bonds. Issuers of the bonds may therefore be at risk of default due to losses sustained as a result of terrorist activities.

Municipal bonds may be insured. Insurance guarantees the timely payment, when due, of all principal and interest on the insured securities. Such insurance is effective so long as the insured security is outstanding and the insurer remains in business. Insurance relates only to the particular security and not to the Units offered hereby or to their market value. There can be no assurance that any insurer listed will be able to satisfy its commitments in the event claims are made in the future. Certain significant providers of insurance for municipal securities have recently incurred significant losses as a result of exposure to sub-prime mortgages and other lower credit quality investments that have experienced recent defaults or otherwise suffered extreme credit deterioration. As a result, such losses have reduced the insurers' capital and called into question their continued ability to perform their obligations under such insurance if they are called upon to do so in the future. While an insured municipal security will typically be deemed to have the rating of its insurer, if the insurer of a municipal security suffers a downgrade in its credit rating or the market discounts the value of the insurance provided by the insurer, the rating of the underlying municipal security will be more relevant and the value of the municipal security would more closely, if not entirely, reflect such rating. In such a case, the value of insurance associated with a municipal security would decline and may not add any value.

Insurance companies are subject to extensive regulation and supervision where they do business by state insurance commissioners who regulate the standards of solvency which must be maintained, the nature of and limitations on investments, reports of financial condition, and requirements regarding reserves for unearned premiums, losses and other matters. A significant portion of the assets of insurance companies is required by law to be held in reserve against potential claims on policies and is not available to general creditors. Although the federal government does not regulate the business of insurance, federal initiatives including pension regulation, controls on medical care costs, minimum standards for no-fault automobile insurance, national health insurance, tax law changes affecting life insurance companies and repeal of the antitrust exemption for the insurance business can significantly impact the insurance business.

A public health crisis, such as the COVID-19 pandemic, can magnify the risks of the municipal securities market. The costs associated with combating the
COVID-19 pandemic, or any future public health crisis, and the corresponding negative impact on tax revenues could adversely affect the financial condition of many states and political subdivisions. These risks may also adversely affect several sectors of the municipal bond market, such as airports, toll roads, hospitals and colleges, among many others. The full impact of the COVID-19 pandemic, or any future public health crisis, on state and political subdivisions' ability to make payments on debt obligations is impossible to predict, but could negatively impact the value of bonds, the ability of state and political subdivisions to make payments when due and the performance of a

Trust. Municipal securities issued by U.S. territories, including, but not limited to, Puerto Rico, the U.S. Virgin Islands and Guam, may face a heightened risk of default due to adverse economic conditions in such territories, which could negatively impact the value of any Trust investments in U.S. territorial issuers and a Trust's investment performance.

Discount Bonds. Discount bonds are bonds which have been acquired at a market discount from par value at maturity. The coupon interest rates on discount bonds at the time they were purchased are typically lower than the current market interest rates for newly issued bonds of comparable rating and type.
The market discount on previously issued bonds will increase when interest rates for newly issued comparable bonds increase and decrease when such interest rates fall, other things being equal. A discount bond held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and less in the form of tax-exempt interest income than a comparable bond newly issued at current market rates. In general, the
Internal Revenue Service will treat bonds as market discount bonds when the cost of the bond, plus any original issue discount that has not yet accrued, is less than the amount due to be paid at the maturity of the bond. Any gain realized that is in excess of the earned portion of original issue discount will be taxable as capital gain unless the gain is attributable to market discount in which case the accretion of market discount is taxable as ordinary income.

Original Issue Discount Bonds. Original issue discount bonds typically pay a lower interest rate than comparable bonds that were issued at or above their par value. Under current law, the original issue discount, which is the difference between the stated redemption price at maturity and the issue price of the bonds, is deemed to accrue on a daily basis and the accrued portion is treated as tax-exempt interest income for Federal income tax purposes. The current value of an original issue discount bond reflects the present value of its stated redemption price at maturity. In a stable interest rate environment, the market value of these bonds tends to increase more slowly in early years and greater increments as the bonds approach maturity. The issuers of these bonds may be able to call or redeem a bond before its stated maturity date and at a price less than the bond's par value.

Options. The value of an option may be adversely affected if the market for the option becomes less liquid or smaller, and will be affected by changes in the value and dividend rates of the stock subject to the option, an increase in interest rates, a change in the actual and perceived volatility of the stock market and the common stock and the remaining time to expiration.
Additionally, the value of an option does not increase or decrease at the same rate as the underlying stock (although they generally move in the same direction). However, as an option approaches its expiration date, its value increasingly moves with the price of the stock subject to an option. The strike price for an option may be adjusted downward before an option expiration triggered by certain corporate events affecting that stock. A downward adjustment to the strike price will have the effect of reducing the equity appreciation. Option strike prices may be adjusted to reflect certain corporate events such as extraordinary dividends, stock splits, merger or other extraordinary distributions or events. If the value of the underlying stock exceeds the strike price of an option, it is likely that the holder of that option will exercise their right to purchase the stock.

Preferred Securities. Preferred stocks are unique securities that combine some of the characteristics of both common stocks and bonds. Preferred stocks generally pay a fixed rate of return and are sold on the basis of current yield, like bonds. However, because they are equity securities, preferred stocks provide equity ownership of a company and the income is paid in the form of dividends. Preferred stocks typically have a yield advantage over common stocks as well as comparably-rated fixed income investments. Preferred stocks are typically subordinated to bonds and other debt instruments in a company's capital structure, in terms of priority to corporate income, and therefore will be subject to greater credit risk than those debt instruments.

REITs. REITs are financial vehicles that pool investors' capital to purchase or finance real estate. REITs may concentrate their investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, office buildings and timberlands. The value of REITs and the ability of REITs to distribute income may be adversely affected by several factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with
Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of REITs. Certain of the REITs may also be mortgage real estate investment trusts ("Mortgage
REITs"). Mortgage REITs are companies that provide financing for real estate by purchasing or originating mortgages and mortgage-backed securities and earn income from the interest on these investments. Mortgage REITs are also subject to many of the same risks associated with investments in other REITs and to real estate market conditions.

Short Sales Risk. A Fund may engage in "short sale" transactions. A Fund will lose value if the security or instrument that is the subject of a short sale increases in value. A Fund also may enter into a short derivative position through a futures contract. If the price of the security or derivative that is the subject of a short sale increases, then the Fund will incur a loss equal to the increase in price from the time that the short sale was entered into plus any premiums and interest paid to a third party in connection with the short sale. Therefore, short sales involve the risk that losses may be exaggerated, potentially losing more money than the actual cost of the investment. Also, there is the risk that the third party to the short sale may fail to honor its contract terms, causing a loss to the Fund.

Subprime Residential Mortgage Loans. "Subprime" mortgage loans refer to mortgage loans that have been originated using underwriting standards that are less restrictive than the underwriting requirements used as standards for other first and junior lien mortgage loan purchase programs, such as the programs of Fannie Mae and Freddie Mac. These lower standards include mortgage loans made to borrowers having imperfect or impaired credit histories
(including outstanding judgments or prior bankruptcies), mortgage loans where the amount of the loan at origination is 80% or more of the value of the mortgaged property, mortgage loans made to borrowers with low credit scores, mortgage loans made to borrowers who have other debt that represents a large portion of their income and mortgage loans made to borrowers whose income is not required to be disclosed or verified.

Due to current economic conditions, including fluctuating interest rates, as well as aggressive lending practices, subprime mortgage loans have in recent periods experienced increased rates of delinquency, foreclosure, bankruptcy and loss, and they are likely to continue to experience rates that are higher, and that may be substantially higher, than those experienced by mortgage loans underwritten in a more traditional manner. Thus, because of the higher delinquency rates and losses associated with subprime mortgage loans, risks of investing in subprime mortgage loans are similar to those which affect high-
yield securities or "junk" bonds, which include less liquidity, greater volatility and an increased risk of default as compared to higher rated securities.

                       Public Offering

The Public Offering Price.

Units will be purchased at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under
"Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the
Income and/or Capital Accounts.

Although you are not required to pay for your Units until one business day following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of
1934, as amended.

Organization Costs. Securities purchased with the portion of the Public
Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the SEC and states, the initial audit of each Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust.
Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of a Trust). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for
Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per

Unit of a Trust will be reduced by the amount of additional Securities sold.
Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in
"Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to a Trust. When
Securities are sold to reimburse the Sponsor for organization costs, the
Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount per account you can purchase of a Trust is generally $1,000 worth of Units ($500 if you are purchasing Units for your Individual
Retirement Account or any other qualified retirement plan), but such amounts may vary depending on your selling firm.

Maximum Sales Charge.

The maximum sales charge of 1.85% per Unit is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of
1.85% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.185 per
Unit). On the Initial Date of Deposit, and any other day the Public Offering
Price per Unit equals $10.00, there is no initial sales charge. Thereafter, you will pay an initial sales charge when the Public Offering Price per Unit exceeds $10.00 and as deferred sales charge and creation and development fee payments are made.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of $.045 per Unit will be deducted from a Trust's assets on approximately the twentieth day of each month from January 20, 2026 through
March 20, 2026. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.35% of the Public
Offering Price.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

The maximum sales charge is 1.85% per Unit and the maximum dealer concession is 1.25% per Unit.

If you are purchasing Units for an investment account, the terms of which provide that your registered investment advisor or registered broker/dealer
(a) charges periodic fees in lieu of commissions; (b) charges for financial planning, investment advisory or asset management services; or (c) charges a comprehensive "wrap fee" or similar fee for these or comparable services ("Fee
Accounts"), you will not be assessed the transactional sales charge described above on such purchases. These Units will be designated as Fee Account Units and, depending upon the purchase instructions we receive, assigned either a
Fee Account Cash CUSIP Number, if you elect to have distributions paid to you, or a Fee Account Reinvestment CUSIP Number, if you elect to have distributions reinvested into additional Units of a Trust. Certain Fee Account Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their registered investment advisor, broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Account Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the
Sponsor, our related companies, and dealers and their affiliates will purchase
Units at the Public Offering Price less the applicable dealer concession, subject to the policies of the related selling firm. Immediate family members include spouses, or the equivalent if recognized under local law, children or step-children under the age of 21 living in the same household, parents or step-parents and trustees, custodians or fiduciaries for the benefit of such persons. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

You will be charged the deferred sales charge per Unit regardless of the price you pay for your Units or whether you are eligible to receive any discounts.
However, if the purchase price of your Units was less than $10.00 per Unit or if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Account Units, you will be credited additional Units with a dollar value equal to the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of a Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge and creation and development fee to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges or the creation and development fee are collected than their value at the time they were issued.

The Value of the Securities.

The Sponsor will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the
Public Offering Price of the Units according to this valuation. This Public
Offering Price will be effective for all orders received before the Evaluation
Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus shall mean any day on which the NYSE is open.
For purposes of Securities and Unit settlement, the term business day does not include days on which U.S. financial institutions are closed.

The aggregate underlying value of the Securities in the Trusts will be determined as follows: if the Securities are listed on a national or foreign securities exchange or Nasdaq, Inc., their value shall generally be based on the closing sale price on the exchange or system which is the principal market therefore ("Primary Exchange"), which shall be deemed to be the NYSE if the
Securities are listed thereon (unless the Sponsor deems such price inappropriate as the basis for evaluation). In the event a closing sale price on the Primary Exchange is not published, the Securities will be valued based on the last trade price on the Primary Exchange. If no trades occur on the
Primary Exchange for a specific trade date, the value will be based on the closing sale price from, in the opinion of the Sponsor, an appropriate secondary exchange, if any. If no trades occur on the Primary Exchange or any appropriate secondary exchange on a specific trade date, the Sponsor will determine the value of the Securities using the best information available to the Sponsor, which may include the prior day's evaluated price. If the
Security is an American Depositary Receipt/ADR, Global Depositary Receipt/GDR
or other similar security in which no trade occurs on the Primary Exchange or any appropriate secondary exchange on a specific trade date, the value will be based on the evaluated price of the underlying security, determined as set forth above, after applying the appropriate ADR/GDR ratio, the exchange rate and such other information which the Sponsor deems appropriate. For purposes of valuing Securities traded on Nasdaq, Inc., closing sale price shall mean the Nasdaq(R) Official Closing Price as determined by Nasdaq, Inc. If the
Securities are not so listed or, if so listed and the principal market therefore is other than on the Primary Exchange or any appropriate secondary exchange, the value shall generally be based on the current ask price on the over-the-counter market (unless the Sponsor deems such price inappropriate as a basis for evaluation). If current ask prices are unavailable, the value is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Securities on the ask side of the market, or (c) any combination of the above. If such prices are in a currency other than U.S. dollars, the value of such Security shall be converted to U.S. dollars based on current exchange rates (unless the Sponsor deems such prices inappropriate as a basis for evaluation). If the Sponsor deems a price determined as set forth above to be inappropriate as the basis for evaluation, the Sponsor shall use such other information available to the
Sponsor which it deems appropriate as the basis for determining the value of a
Security.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                    Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All
Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trusts.
This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 1.25% of the Public Offering Price per
Unit, subject to reductions set forth in "Public Offering-Discounts for
Certain Persons."

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to up to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

Total sales                                Additional
(in millions)                              Concession
_____________________________________________________
$25 but less than $100                         0.035%
$100 but less than $150                        0.050%
$150 but less than $250                        0.075%
$250 but less than $1,000                      0.100%
$1,000 but less than $5,000                    0.125%
$5,000 but less than $7,500                    0.150%
$7,500 or more                                 0.175%

Dealers and other selling agents will not receive a concession on the sale of
Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met.
Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time.
Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell Units of these
Trusts and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the
Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing or purchasing trading systems to process Unit trades.
Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," create a conflict of interest by influencing financial intermediaries and their agents to sell or recommend a First Trust product, including the Trusts, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding a Trust may discuss several topics, including:
developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected;
various unit investment trust features such as convenience and costs; and

options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of a Trust (which may show performance net of the expenses and charges a Trust would have incurred)
and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S.
Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar, Inc. or (3) information from publications such as
Money, The New York Times, U.S. News and World Report, Bloomberg Businessweek,
Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                    The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee.
Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of
"Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                    The Secondary Market

Although not obligated, we may maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except fees to value
Trust Securities and Trustee costs to transfer and record the ownership of
Units. We may discontinue purchases of Units at any time. IF YOU WISH TO
DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE
MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your
Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                    How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the
Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any.
However, the amount you will receive is the same as you would have received on redemption of the Units.

                    Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of the Trusts from the Income
Account of such Trust if funds are available, and then from the Capital
Account. The Income and Capital Accounts are non-interest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use. In addition, investors will also indirectly pay a portion of the expenses of the underlying Funds. The Bank of New York Mellon may act as custodian, fund accountant and/or transfer agent for certain of the underlying
Funds and may receive compensation for such services.

First Trust Advisors L.P., an affiliate of ours, acts as Portfolio Supervisor and will be compensated for providing portfolio supervisory services as well as bookkeeping and other administrative services. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the
Trusts. As Sponsor, we will be compensated for providing evaluation services and we will receive brokerage fees when the Trusts use us (or an affiliate of ours) as agent in buying or selling Securities. As authorized by the
Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for a Trust. A Trust will pay for such services at standard commission rates.

The fees payable to the Sponsor, First Trust Advisors L.P. and the Trustee are
based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The
"creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from a Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to a Trust's operating expenses and those fees described above, the Trusts may also incur the following charges:

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests (i.e., participating in litigation concerning a portfolio security) and the costs of indemnifying the Trustee;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Sponsor of a Trust;

- Foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the
Trusts. In addition, if there is not enough cash in the Income or Capital
Account of a Trust, the Trustee has the power to sell Securities from such
Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                         Tax Status

Federal Tax Matters.

This section discusses some of the main U.S. federal income tax consequences of owning Units of a Trust as of the date of this prospectus. Tax laws and interpretations change frequently, and this summary does not describe all of the tax consequences to all taxpayers. For example, this summary generally does not describe your situation if you are a broker/dealer or other investor with special circumstances. In addition, this section may not describe your state, local or non-U.S. tax consequences.

This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service ("IRS") could disagree with any conclusions set forth in this section. In addition, our counsel may not have been asked to review, and may not have reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trusts.
This summary may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Trust Status.

Unit investment trusts maintain both Income and Capital Accounts, regardless of tax structure. Please refer to the "Income and Capital Distributions"
section of the prospectus for more information.

Each Trust intends to qualify as a "regulated investment company," commonly known as a "RIC," under the federal tax laws. If a Trust qualifies as a RIC and distributes its income as required by the tax law, such Trust generally will not pay federal income taxes. For federal income tax purposes, you are treated as the owner of the Trust Units and not of the assets held by a Trust.

Income from the Trusts.

Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates a Trust's distributions into ordinary income dividends, capital gain dividends, exempt-interest dividends and return of capital. Income reported is generally net of expenses (but see
"Treatment of Trust Expenses" below). Ordinary income dividends are generally taxed at your ordinary income tax rate, however, certain dividends received from a Trust may be taxed at the capital gains tax rates. Generally, all capital gain dividends are treated as long-term capital gains regardless of how long you have owned your Units. Exempt-interest dividends generally are excluded from your gross income for federal income tax purposes. Some or all of the exempt-interest dividends may be taken into account in determining the alternative minimum tax on individuals and may have other tax consequences.
For tax years beginning after December 31, 2022, exempt-interest dividends may affect the corporate alternative minimum tax for certain corporations. In addition, a Trust may make distributions that represent a return of capital for tax purposes and will generally not be currently taxable to you, although they generally reduce your tax basis in your Units and thus increase your taxable gain or decrease your loss when you dispose of your Units. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Some distributions from a Trust may qualify as long-term capital gains, which, if you are an individual, is generally taxed at a lower rate than your ordinary income and short-term capital gain income. However, capital gain received from assets held for more than one year that is considered
"unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to equity interests in REITs) is taxed at a higher rate. The distributions from a Trust that you must take into account for federal income tax purposes are not reduced by the amount used to pay a deferred sales charge, if any. Distributions from a Trust, including capital gains, may also be subject to a "Medicare tax" if your adjusted gross income exceeds certain threshold amounts.

Certain Stock Dividends.

Ordinary income dividends received by an individual Unit holder from a RIC such as the Trusts are generally taxed at the same rates that apply to long-
term capital gains, provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividend income
("QDI") received by a Trust itself. Dividends that do not meet these requirements will generally be taxed at ordinary income tax rates. After the end of the tax year, each Trust will provide a tax statement to its Unit holders reporting the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

Unit holders that are corporations may be eligible for the dividends received deduction with respect to certain ordinary income dividends on Units that are attributable to qualifying dividends received by a Trust from certain corporations.

Because the Trusts hold REIT shares, some dividends may be designated by the
REIT as capital gain dividends and, therefore, distributions from the Trusts attributable to such dividends and designated by the Trusts as capital gain dividends may be taxable to you as capital gains. If you hold a Unit for six months or less, any loss incurred by you related to the sale of such Unit will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such Unit.

Some portion of the dividends on your Units that are attributable to dividends received by the Trusts from the REIT shares may be designated by the Trusts as eligible for a deduction for qualified business income.

Sale of Units.

If you sell your Units (whether to a third party or to a Trust), you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your (adjusted) tax basis in your Units from the amount you receive from the sale. Your original tax basis in your Units is generally equal to the cost of your Units, including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your
Units, in which case your gain would be calculated using your adjusted basis.

The tax statement you receive in regard to the sale or redemption of your
Units may contain information about your basis in the Units and whether any gain or loss recognized by you should be considered long-term or short-term capital gain. The information reported to you is based upon rules that do not take into consideration all of the facts that may be known to you or to your advisors. You should consult with your tax advisor about any adjustments that may need to be made to the information reported to you in determining the amount of your gain or loss.

Distribution Reinvestment Option.

If you elect to reinvest your distributions into additional Units, you will be treated as if you have received your distribution in an amount equal to the distribution you are entitled to. Your tax liability will be the same as if you received the distribution in cash. Also, the reinvestment would generally be considered a purchase of new Units for federal income tax purposes.

Treatment of Trust Expenses.

Expenses incurred and deducted by a Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. You may not be able to take a deduction for some or all of these expenses even if the cash you receive is reduced by such expenses.

Investments in Certain Non-U.S. Corporations.

A foreign corporation will generally be treated as a passive foreign investment company ("PFIC") if 75% or more of its income is passive income or if 50% or more of its assets are held to produce passive income. If a Trust holds an equity interest in PFICs, such Trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions from the PFICs, even if all the income or gain is distributed in a timely fashion to such Trust Unit holders. Similarly, if a Trust invests in a fund (a
"Portfolio Fund") that invests in PFICs, the Portfolio Fund may be subject to such taxes. A Trust will not be able to pass through to its Unit holders any credit or deduction for such taxes if the taxes are imposed at the Trust level or on a Portfolio Fund. A Trust (or the Portfolio Fund) may be able to make an election that could limit the tax imposed on such Trust (or the Portfolio
Fund). In this case, a Trust (or the Portfolio Fund) would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income.

Under this election, a Trust (or the Portfolio Fund) might be required to recognize income in excess of its distributions from the PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of determining the application of the 4%
excise tax imposed on RICs that do not meet certain distribution thresholds.
Dividends paid by PFICs are not treated as QDI to shareholders of the PFICs.

Non-U.S. Investors.

If you are a non-U.S. investor, distributions from a Trust treated as dividends will generally be subject to a U.S. withholding tax of 30% of the distribution. Certain dividends, such as capital gains dividends, short-term capital gains dividends, and distributions that are attributable to exempt-
interest income or certain other interest income, may not be subject to U.S.
withholding taxes. In addition, some non-U.S. investors may be eligible for a reduction or elimination of U.S. withholding taxes under a treaty. However, the qualification for those exclusions may not be known at the time of the distribution and some excluded income may be taken into consideration for alternative minimum tax purposes.

Separately, the United States, pursuant to the Foreign Account Tax Compliance
Act ("FATCA") imposes a 30% tax on certain non-U.S. entities that receive U.S.
source interest or dividends if the non-U.S. entity does not comply with certain U.S. disclosure and reporting requirements. This FATCA tax also currently applies to the gross proceeds from the disposition of securities that produce U.S. source interest or dividends. However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions.

It is the responsibility of the entity through which you hold your Units to determine the applicable withholding.

Foreign Tax Credit.

If a Trust directly or indirectly invests in non-U.S. stocks, the tax statement that you receive may include an item showing foreign taxes such
Trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes. A Trust would have to meet certain IRS requirements in order to pass through credits to you.

In-Kind Distributions.

If permitted by this prospectus, as described in "Redeeming Your Units," you may request an In-Kind Distribution of a Trust's assets when you redeem your
Units. This distribution is subject to tax, and you will generally recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received.

Rollovers.

If you elect to have your proceeds from your Trust rolled over into a future series of the Trust, the exchange would generally be considered a sale for federal income tax purposes.

You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                      Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                   Rights of Unit Holders

Unit Ownership.

Ownership of Units will not be evidenced by certificates. If you purchase or hold Units through a broker/dealer or bank, your ownership of Units will be recorded in book-entry form at the Depository Trust Company ("DTC") and credited on its records to your broker/dealer's or bank's DTC account.
Transfer of Units will be accomplished by book entries made by DTC and its participants if the Units are registered to DTC or its nominee, Cede & Co. DTC will forward all notices and credit all payments received in respect of the
Units held by the DTC participants. You will receive written confirmation of your purchases and sales of Units from the broker/dealer or bank through which you made the transaction. You may transfer your Units by contacting the broker/dealer or bank through which you hold your Units.

Unit Holder Reports.

The Trustee will prepare a statement detailing the per Unit amounts (if any)
distributed from the Income Account and Capital Account in connection with each distribution. In addition, at the end of each calendar year, the Trustee will prepare a statement which contains the following information:

- A summary of transactions in the Trusts for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by the Trusts;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

By February 15th yearly, the Annual Reports are posted to the Sponsor's website
(www.ftportfolios.com) in the UIT Tax Center and retrievable by CUSIP. You may also request one be sent to you by calling the Sponsor at 800-621-1675, dept.
code 2. In addition, you may also request from the Trustee copies of the evaluations of the Securities as prepared by the Sponsor to enable you to comply with applicable federal and state tax reporting requirements.

              Income and Capital Distributions

You will be eligible to receive distributions, if any, on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital or capital gain dividends, are credited to the
Capital Account of such Trust. Dividends received on foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.

The Trustee will make distributions from the Income Account on or near the
Income Account Distribution Dates to Unit holders of record on the preceding
Income Account Distribution Record Date provided the amount equals at least
$1.00 per 100 Units. No Income Account distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Distribution
Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee or pay expenses, on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month provided the amount equals at least
$1.00 per 100 Units. In any case, the Trustee may distribute funds in the
Capital Account in December of each year to avoid imposition of any income or excise taxes on undistributed income in a Trust and will distribute funds as part of the final liquidation distribution.

If an Income or Capital Account distribution date is a day on which the NYSE is closed, the distribution will be made on the next day the stock exchange is open. Distributions are paid to Unit holders of record determined as of the close of business on the Record Date for that distribution or, if the Record
Date is a day on which the NYSE is closed, the first preceding day on which the exchange is open.

We anticipate that there will be enough money in the Capital Account of a
Trust to pay the deferred sales charge to the Sponsor. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, unless you are a
Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities and amounts in the Income and Capital Accounts. All
Unit holders will receive a pro rata share of any other assets remaining in their Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of the Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying your broker/dealer or bank within the time period required by such entities so that they can notify the Trustee of your election at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of such
Trust. There is no sales charge on Units acquired through the Distribution
Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. Each reinvestment plan is subject to availability or limitation by the Sponsor and each broker/dealer or selling firm. The
Sponsor or broker/dealers may suspend or terminate the offering of a reinvestment plan at any time. Because a Trust may begin selling Securities nine business days prior to the Mandatory Termination Date, reinvestment is not available during this period. Please contact your financial professional for additional information. PLEASE NOTE THAT EVEN IF YOU REINVEST
DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                    Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending a request for redemption to your broker/dealer or bank through which you hold your
Units. No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. One business day after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the
Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which your redemption request is received by the Trustee from the broker/dealer or bank through which you hold your Units (if such day is a day the NYSE is open for trading).
However, if the redemption request is received after 4:00 p.m. Eastern time
(or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the
NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the
Income Account if funds are available for that purpose, or from the Capital
Account. All other amounts paid on redemption will be taken from the Capital
Account.

If you tender for redemption at least 5,000 Units of a Trust, or such larger amount as required by your broker/dealer or bank, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the
Redemption Price per Unit by making this request to your broker/dealer or bank at the time of tender. However, to be eligible to participate in the In-Kind
Distribution option at redemption, Unit holders must hold their Units through the end of the initial offering period. No In-Kind Distribution requests submitted during the 10 business days prior to a Trust's Mandatory Termination
Date will be honored. Where possible, the Trustee will make an In-Kind
Distribution by distributing each of the Securities in book-entry form to your bank's or broker/dealer's account at DTC. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

If you elect to receive an In-Kind Distribution of Securities, you should be aware that it will be considered a taxable event at the time you receive the
Securities. See "Tax Status" for additional information.

The Trustee may sell Securities to make funds available for redemption. If
Securities are sold, the size and diversification of a Trust will be reduced.
These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in that Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of such Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of such Trust, if any;

4. cash held for distribution to Unit holders of record of such Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by such Trust; and

dividing

1. the result by the number of outstanding Units of such Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until they are collected, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                  Investing in a New Trust

When each Trust is about to terminate, you may have the option to roll your proceeds into the next series of a Trust (the "New Trusts") if one is available. We intend to create the New Trusts in conjunction with the termination of the Trusts and plan to apply the same strategy we used to select the portfolio for the Trusts to the New Trusts.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the broker/dealer where your Units are held of your election prior to that firm's cut-off date. If you make this election you will be considered a "Rollover Unit holder."

Once all of the Securities are sold in connection with the termination of a
Trust, as described in "Amending or Terminating the Indenture," your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the sales charge set forth in the prospectus for such trust.

We intend to create New Trust units as quickly as possible, depending on the availability of the securities contained in a New Trust's portfolio. Rollover
Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a
Rollover Unit holder. See "Tax Status." We may modify, amend or terminate this rollover option upon 60 days notice.

              Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable (i) in order to maintain the qualification of a Trust as a "regulated investment company" in the case of the Trust which has elected to qualify as such or (ii) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on undistributed income in the Trust which is a
"regulated investment company";

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust;

- As a result of the ownership of the Security, a Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company; or

- The sale of the Security is necessary for a Trust to comply with such federal and/or state laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time.

Except for instances in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust will generally not acquire any securities or other property other than the Securities. The Trustee, on behalf of such Trust and at the direction of the Sponsor, will vote for or against any offer for new or exchanged securities or property in exchange for a
Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of
Securities, exchanged securities or property will be credited to the Capital
Account of a Trust for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the 1940 Act. When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the Trusts, which may include broker/dealers who sell Units of the Trusts. We do not consider sales of Units of the Trusts or any other products sponsored by First Trust as a factor in selecting such broker/dealers. As authorized by the Indenture, the Trustee may also employ a subsidiary or affiliate of the Trustee to act as broker in selling such
Securities or property. Each Trust will pay for these brokerage services at standard commission rates.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed.

            Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be adverse to your best interests
(as determined by us and the Trustee).

Termination. As provided by the Indenture, each Trust will terminate on the
Mandatory Termination Date as stated in the "Summary of Essential
Information." The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by such Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of
Securities deposited in such Trust during the initial offering period
("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

If a Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of a Trust before the Mandatory Termination
Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, a Trust may be reduced below the Discretionary Liquidation
Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee may begin to sell Securities in connection with the termination of a Trust as early as nine business days prior to, but will sell Securities no later than, the Mandatory Termination
Date. We will determine the manner and timing of the sale of Securities.
Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you do not elect to participate in the rollover option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after your Trust is terminated. The Trustee will deduct from a Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

           Information on the Sponsor and Trustee

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name as well as other securities. An Illinois limited partnership formed in
1991, we took over the First Trust product line and act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $670 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and SIPC. Our principal offices are at 120 East
Liberty Drive, Wheaton, Illinois 60187; telephone number 800-621-1675. As of
December 31, 2024, the total partners' capital of First Trust Portfolios L.P.
was $114,069,433.

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its unit investment trust division offices at 240 Greenwich Street, New York, New York 10286, telephone 800-813-3074. If you have questions regarding your account or your
Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of the New York State
Department of Financial Services and the Board of Governors of the Federal
Reserve System, and its deposits are insured by the Federal Deposit Insurance
Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the
Trustee's case) or reckless disregard of our obligations and duties. The
Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the
Trustee will not be liable for any action it takes in good faith under the
Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trusts; or

- Continue to act as Trustee without terminating the Indenture.

The Trustee and Unit holders may rely on the accuracy of any evaluation prepared by the Sponsor. The Sponsor will make determinations in good faith based upon the best available information, but will not be liable to the
Trustee or Unit holders for errors in judgment.

                      Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 320 S. Canal St., Chicago, Illinois
60606. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee's counsel.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product. You should be aware that the Trusts and the underlying Funds do not necessarily have exposure to all of the various asset classes described in the Information
Supplement. In addition, the underlying Funds' exposure to the investments described in the Information Supplement is not fixed and may change over time.

                                 FIRST TRUST(R)

             60/40 Strategic Allocation Port. 4Q '25 - Term 1/19/27
             75/25 Strategic Allocation Port. 4Q '25 - Term 1/19/27
                                    FT 12500

                                    Sponsor:

                          First Trust Portfolios L.P.

                           Member SIPC o Member FINRA
                             120 East Liberty Drive
                            Wheaton, Illinois 60187
                                  800-621-1675

                                    Trustee:

                          The Bank of New York Mellon

                              240 Greenwich Street
                            New York, New York 10286
                                  800-813-3074
                             24-Hour Pricing Line:
                                  800-446-0132

                            ________________________

 When Units of the Trusts are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

  THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY
  NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT
   SERIES HAS BECOME EFFECTIVE WITH THE SEC. NO SECURITIES CAN BE SOLD IN ANY
                      STATE WHERE A SALE WOULD BE ILLEGAL.

                            ________________________

   This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C. under the:

            -  Securities Act of 1933 (file no. 333-289750) and

            -  Investment Company Act of 1940 (file no. 811-05903)

 Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Information
 regarding the operation of the SEC's Public Reference Room may be obtained by calling the SEC at 202-942-8090.

  Information about the Trusts is available on the EDGAR Database on the SEC's
                         Internet site at www.sec.gov.
                     To obtain copies at prescribed rates -

                   Write: Public Reference Section of the SEC
                          100 F Street, N.E.
                          Washington, D.C. 20549
          e-mail address: publicinfo@sec.gov

                               September 25, 2025

               PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

                                 FIRST TRUST(R)

                                 The FT Series

                             Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trusts contained in FT
12500 not found in the prospectus for the Trusts. However, you should be aware that the Trusts and the underlying Funds do not necessarily have exposure to all of the various asset classes described in this Information Supplement. In addition, the underlying Funds' exposure to the investments described below is not fixed and may change over time. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.

This Information Supplement is dated September 25, 2025. Capitalized terms have been defined in the prospectus.

                               Table of Contents

Risk Factors
   Securities                                                   1
   Common Stocks                                                1
   Preferred Stocks                                             2
   Trust Preferred Securities                                   2
   REITs                                                        3
   ETFs                                                         4
   Closed-End Funds                                             5
   Business Development Companies                               5
   Convertible Securities                                       6
   Fixed-Income Securities                                      8
   High-Yield Securities                                        9
   Senior Loans                                                10
   Subprime Residential Mortgage Loans                         10
   TIPS                                                        11
   Foreign Issuers                                             11
   Emerging and Developing Markets                             12
   Small and/or Mid Capitalization Companies                   12

Risk Factors

Securities. An investment in Units of a Trust should be made with an understanding of the risks involved in such Trust's exposure to the following types of securities, either directly or indirectly through the Funds held by the Trust: common stocks ("Common Stocks"), preferred stock ("Preferred
Stocks"), trust preferred securities ("Trust Preferred Securities"), real estate investment trusts ("REITs"), exchange-traded funds ("ETFs"), closed-end funds ("Closed-End Funds") and/or business development companies. In selecting
Closed-End Funds and/or ETFs to be included in the portfolio, the Sponsor may not be able to include certain Closed-End Funds and/or ETFs that it previously would have considered due to the investment restrictions imposed by new Rule
12d1-4 under the Investment Company Act of 1940, as amended.

Common Stocks. An investment in common stocks should be made with an understanding of the risks which such an investment entails, including the risk that the financial condition of the issuers of the common stocks or the general condition of the relevant stock market may worsen, and the value of the common stocks and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers.
Shareholders of common stocks have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock.
Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Preferred Stocks. An investment in preferred stocks should be made with an understanding of the risks which such an investment entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the preferred stock market may worsen, and the value of the preferred stocks and therefore the value of the Units may decline.
Preferred stocks may be susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, market liquidity, and global or regional political, economic or banking crises. Preferred stocks are also vulnerable to Congressional reductions in the dividends received deduction which would adversely affect the after-tax return to the investors who can take advantage of the deduction.
Such a reduction might adversely affect the value of preferred stocks in general. Holders of preferred stocks, as owners of the entity, have rights to receive payments from the issuers of those preferred stocks that are generally subordinate to those of creditors of, or holders of debt obligations or, in some cases, other senior preferred stocks of, such issuers. Preferred stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or senior preferred stocks will create prior claims for payment of principal and interest and senior dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its preferred stock or the rights of holders of preferred stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of preferred stocks is subject to market fluctuations for as long as the preferred stocks remain outstanding, and thus the value of the Securities may be expected to fluctuate over the life of a Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

Trust Preferred Securities. An investment in trust preferred securities should be made with an understanding of the risks which such an investment entails.
Holders of trust preferred securities incur risks in addition to or slightly different than the typical risks of holding preferred stocks. Trust preferred securities are limited-life preferred securities that are typically issued by corporations, generally in the form of interest-bearing notes or preferred securities, or by an affiliated business trust of a corporation, generally in the form of beneficial interests in subordinated debentures issued by the corporation, or similarly structured securities. The maturity and dividend rate of the trust preferred securities are structured to match the maturity and coupon interest rate of the interest-bearing notes, preferred securities or subordinated debentures. Trust preferred securities usually mature on the stated
maturity date of the interest-bearing notes, preferred securities or subordinated debentures and may be redeemed or liquidated prior to the stated
maturity date of such instruments for any reason on or after their stated call date or upon the occurrence of certain extraordinary circumstances at any time.
Trust preferred securities generally have a yield advantage over traditional preferred stocks, but unlike preferred stocks, distributions on the trust preferred securities are treated as interest rather than dividends for Federal income tax purposes. Unlike most preferred stocks, distributions received from trust preferred securities are not eligible for the dividends-received deduction. Certain of the risks unique to trust preferred securities include:
(i) distributions on trust preferred securities will be made only if interest payments on the interest-bearing notes, preferred securities or subordinated debentures are made; (ii) a corporation issuing the interest-bearing notes, preferred securities or subordinated debentures may defer interest payments on these instruments for up to 20 consecutive quarters and if such election is made, distributions will not be made on the trust preferred securities during the deferral period; (iii) certain tax or regulatory events may trigger the redemption of the interest-bearing notes, preferred securities or subordinated debentures by the issuing corporation and result in prepayment of the trust preferred securities prior to their stated maturity date; (iv) future legislation may be proposed or enacted that may prohibit the corporation from deducting its interest payments on the interest-bearing notes, preferred securities or subordinated debentures for tax purposes, making redemption of these instruments likely; (v) a corporation may redeem the interest-bearing notes, preferred securities or subordinated debentures in whole at any time or in part from time to time on or after a stated call date; (vi) trust preferred securities holders have very limited voting rights; and (vii) payment of interest on the interest-bearing notes, preferred securities or subordinated debentures, and therefore distributions on the trust preferred securities, is dependent on the financial condition of the issuing corporation.

REITs. An investment in REITs should be made with an understanding of the risks which such an investment entails. Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.

REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. Equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of REITs will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities.

REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors,
(ii) issue shares of transferable interest to its owners, (iii) have at least
100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distributed at least 95% of its taxable income to its shareholders each year. If a REIT should fail to qualify for such tax status, the related shareholders (including the Trusts) could be adversely affected by the resulting tax consequences.

The underlying value of REITs and their ability to pay dividends may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of God, including earthquakes, fires and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of REITs. The value of REITs may at times be particularly sensitive to devaluation in the event of rising interest rates.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, office buildings and timberlands. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware that REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the

Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause a REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, REITs may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying REITs by taxing authorities. Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units. There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary.

Issuers of REITs generally maintain comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.

Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that REITs may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire. Certain of the REITs may also be Mortgage REITs. Mortgage REITs are companies that provide financing for real estate by purchasing or originating mortgages and mortgage-backed securities and earn income from the interest on these investments. Mortgage REITs are also subject to many of the same risks associated with investments in other REITs and to real estate market conditions.

ETFs. An investment in ETFs should be made with an understanding of the risks which such an investment entails. ETFs are investment pools that hold other securities. ETFs are either passively-managed index funds that seek to replicate the performance or composition of a recognized securities index or actively-managed funds that seek to achieve a stated investment objective.
ETFs are either open-end management investment companies or unit investment trusts registered under the Investment Company Act of 1940, as amended. Unlike typical open-end funds or unit investment trusts, ETFs generally do not sell or redeem their individual shares at net asset value. ETFs generally sell and redeem shares in large blocks (often known as "Creation Units"), however, the
Sponsor does not intend to sell or redeem ETFs in this manner. In addition, securities exchanges list ETF shares for trading, which allow investors to purchase and sell individual ETF shares among themselves at market prices throughout the day. The Trusts will purchase and sell ETF shares on these securities exchanges. ETFs therefore possess characteristics of traditional open-end funds and unit investment trusts, which issue redeemable shares, and of corporate common stocks or closed-end funds, which generally issue shares that trade at negotiated prices on securities exchanges and are not redeemable.

ETFs can provide exposure to broad-based indexes, growth and value styles, market cap segments, sectors and industries, specific countries or regions of the world or physical commodities. The securities comprising ETFs may be common stocks, fixed-income securities or physical commodities. ETFs contain a number of securities, anywhere from fewer than 20 securities up to more than
1,000 securities. As a result, investors in ETFs obtain exposure to a much greater number of securities than an individual investor would typically be able to obtain on their own. The performance of index-based ETFs is generally highly correlated with the indices or sectors which they are designed to track.

ETFs are subject to various risks, including management's ability to meet the fund's investment objective, and to manage the fund's portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding ETFs or their underlying investments change.

Shares of ETFs frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of the ETF shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

Closed-End Funds. An investment in closed-end funds should be made with an understanding of the risks which such an investment entails. Closed-end mutual funds' portfolios are managed and their shares are generally listed on a securities exchange. The net asset value of closed-end fund shares will fluctuate with changes in the value of the underlying securities which the closed-end fund owns. In addition, for various reasons closed-end fund shares frequently trade at a discount from their net asset value in the secondary market. The amount of such discount from net asset value is subject to change from time to time in response to various factors. Closed-end funds' articles of incorporation may contain certain anti-takeover provisions that may have the effect of inhibiting a fund's possible conversion to open-end status and limiting the ability of other persons to acquire control of a fund. In certain circumstances, these provisions might also inhibit the ability of stockholders
(including the Trusts) to sell their shares at a premium over prevailing market prices. This characteristic is a risk separate and distinct from the risk that a fund's net asset value will decrease. In particular, this characteristic would increase the loss or reduce the return on the sale of those closed-end fund shares which were purchased by a Trust at a premium. In the unlikely event that a closed-end fund converts to open-end status at a time when its shares are trading at a premium there would be an immediate loss in value to a Trust since shares of open-end funds trade at net asset value.
Certain closed-end funds may have in place or may put in place in the future plans pursuant to which the fund may repurchase its own shares in the marketplace. Typically, these plans are put in place in an attempt by a fund's board of directors to reduce a discount on its share price. To the extent such a plan was implemented and shares owned by a Trust are repurchased by a fund, such Trust's position in that fund would be reduced and the cash would be distributed.

A Trust is prohibited from subscribing to a rights offering for shares of any of the closed-end funds in which they invest. In the event of a rights offering for additional shares of a fund, Unit holders should expect that their Trust will, at the completion of the offer, own a smaller proportional interest in such fund that would otherwise be the case. It is not possible to determine the extent of this dilution in share ownership without knowing what proportion of the shares in a rights offering will be subscribed. This may be particularly serious when the subscription price per share for the offer is less than the fund's net asset value per share. Assuming that all rights are exercised and there is no change in the net asset value per share, the aggregate net asset value of each shareholder's shares of common stock should decrease as a result of the offer. If a fund's subscription price per share is below that fund's net asset value per share at the expiration of the offer, shareholders would experience an immediate dilution of the aggregate net asset value of their shares of common stock as a result of the offer, which could be substantial.

Closed-end funds may utilize leveraging in their portfolios. Leveraging can be expected to cause increased price volatility for those fund's shares, and as a result, increased volatility for the price of the Units of a Trust. There can be no assurance that a leveraging strategy will be successful during any period in which it is employed.

Business Development Companies. An investment in business development companies should be made with an understanding of the risks which such an investment entails. Business development companies' portfolios are managed and their shares are generally listed on a securities exchange. Business development companies are closed-end funds which have elected to be treated as business development companies. The net asset value of business development company shares will fluctuate with changes in the value of the underlying securities which the business development company fund owns. In addition, for various reasons business development company shares frequently trade at a discount from their net asset value in the secondary market. The amount of such discount from net asset value is subject to change from time to time in response to various factors. Business development companies' articles of incorporation may contain certain anti-takeover provisions that may have the effect of inhibiting a fund's possible conversion to open-end status and limiting the ability of other persons to acquire control of a fund. In certain circumstances, these provisions might also inhibit the ability of stockholders
(including the Trusts) to sell their shares at a premium over prevailing market prices. This characteristic is a risk separate and distinct from the risk that a fund's net asset value will decrease. In particular, this characteristic would increase the loss or reduce the return on the sale of those business development company shares which were purchased by a Trust at a premium. In the unlikely event that a business development company converts to open-end status at a time when its shares are trading at a premium there would be an immediate loss in value to a Trust since shares of open-end funds trade at net asset value. Certain business development companies may have in place or may put in place in the future plans pursuant to which the fund may repurchase its own shares in the marketplace. Typically, these plans are put in place in an attempt by a fund's board of directors to reduce a discount on its share price. To the extent such a plan was implemented and shares owned by a Trust are repurchased by a fund, such Trust's position in that fund would be reduced and the cash would be distributed.

A Trust is prohibited from subscribing to a rights offering for shares of any of the business development companies in which they invest. In the event of a rights offering for additional shares of a fund, Unit holders should expect that their Trust will, at the completion of the offer, own a smaller proportional interest in such fund that would otherwise be the case. It is not possible to determine the extent of this dilution in share ownership without knowing what proportion of the shares in a rights offering will be subscribed.
This may be particularly serious when the subscription price per share for the offer is less than the fund's net asset value per share. Assuming that all rights are exercised and there is no change in the net asset value per share, the aggregate net asset value of each shareholder's shares of common stock should decrease as a result of the offer. If a fund's subscription price per share is below that fund's net asset value per share at the expiration of the offer, shareholders would experience an immediate dilution of the aggregate net asset value of their shares of common stock as a result of the offer, which could be substantial.

Business development companies may utilize leveraging in their portfolios.
Leveraging can be expected to cause increased price volatility for those fund's shares, and as a result, increased volatility for the price of the
Units of a Trust. There can be no assurance that a leveraging strategy will be successful during any period in which it is employed.

Convertible Securities. The following section applies to individual Trusts which contain Securities which invest in convertible securities. Convertible securities include convertible subordinated debentures and corporate bonds
("Convertible Bonds") and cumulative convertible preferred stocks
("Convertible Preferred Stocks"). Convertible securities contain a conversion privilege which, under specified circumstances, offers the holder the right to exchange such security for common stock of the issuing corporation.
Convertible Bonds obligate the issuing company to pay a stated annual rate of interest (or a stated dividend in the case of Convertible Preferred Stocks)
and to return the principal amount after a specified period of time. The income offered by convertible securities is generally higher than the dividends received from the underlying common stock, but lower than similar quality non-convertible debt securities. Convertible securities are usually priced at a premium to their conversion value, i.e., the value of the common stock received if the holder were to exchange the convertible security.

The holder of the convertible security may choose at any time to exchange the convertible security for a specified number of shares of the common stock of the corporation, or occasionally a subsidiary company, at a specified price, as defined by the corporation when the security is issued. Accordingly, the value of the convertible obligation may generally be expected to increase
(decrease) as the price of the associated common stock increases (decreases).
Also, the market value of convertible securities tends to be influenced by the level of interest rates and tends to decline as interest rates increase and, conversely, to increase as interest rates decline. Convertible securities rank senior to common stocks in an issuer's capital structure, but are junior to non-convertible debt securities. As convertible securities are considered junior to any non-convertible debt securities issued by the corporation, convertible securities are typically rated by established credit ratings agencies at one level below the rating on such corporation's non-convertible debt.

Convertible securities are hybrid securities, combining the investment characteristics of both bonds and common stock. Like a bond (or preferred stock), a convertible security pays interest at a fixed rate (dividend), but may be converted into common stock at a specified price or conversion rate.

When the conversion price of the convertible security is significantly above the price of the issuer's common stock, a convertible security takes on the risk characteristics of a bond. At such times, the price of a convertible security will vary inversely with changes in the level of interest rates. In other words, when interest rates rise, prices of convertible securities will generally fall; conversely, when interest rates fall, prices of convertible securities will generally rise. This interest rate risk is in part offset by the income paid by the convertible securities.

In contrast, when the conversion price of a convertible security and the common stock price are close to one another, a convertible security will behave like a common stock. In such cases, the prices of convertible securities may exhibit the short-term price volatility characteristic of common stocks.

For these reasons Unit holders must be willing to accept the market risks of both bonds and common stocks. However, because convertible securities have characteristics of both common stocks and bonds, they tend to be less sensitive to interest rate changes than bonds of comparable maturity and quality, and less sensitive to stock market changes than fully invested common stock portfolios. Because of these factors and the hybrid nature of convertible securities, Unit holders should recognize that convertible securities are likely to perform quite differently than broadly-based measures of the stock and bond markets.

The market for convertible securities includes a larger proportion of small-
to medium-size companies than the broad stock market (as measured by such indices as the Standard & Poor's 500 Composite Stock Price Index). Companies

which issue convertible securities are often lower in credit quality, typically rated below "Investment Grade." Moreover, the credit rating of a company's convertible issuance is generally lower than the rating of the company's conventional debt issues since the convertible security is normally a "junior" security. Securities with such ratings are considered speculative, and thus pose a greater risk of default than investment grade securities.

High-risk securities may be thinly traded, which can adversely affect the prices at which such securities can be sold and can result in high transaction costs. Judgment plays a greater role in valuing high risk securities than securities for which more extensive quotations and last sale information are available. Adverse publicity and changing investor perceptions may affect the ability of outside price services to value securities.

During an economic downturn or a prolonged period of rising interest rates, the ability of issuers of debt to serve their payment obligations, meet projected goals, or obtain additional financing may be impaired.

Convertible securities are subject to the risk that the financial condition of the issuers of the convertible securities or the general condition of the stock market or bond market may worsen and the value of the convertible securities and therefore the value of the Units may decline. Convertible securities may be susceptible to general stock market movements and to increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Convertible
Preferred Stocks are also subject to Congressional reductions in the dividends-
received deduction which would adversely affect the after-tax return to the corporate investors who can take advantage of the deduction. Such reductions also might adversely affect the value of preferred stocks in general. Holders of preferred stocks have rights to receive payments from the issuers of those preferred stocks that are generally subordinate to those of creditors of, or holders of debt obligations or, in some cases, senior preferred stocks of, such issuers. Convertible Preferred Stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income (since dividends on a preferred stock must be declared by the issuer's Board of
Directors) or provide the same degree of protection of capital as do debt securities. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. The issuance of additional debt securities or senior preferred stock will create prior claims for payment of principal and interest and senior dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its preferred stock or the rights of holders of preferred stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of preferred stocks is subject to market fluctuations for as long as the preferred stocks remain outstanding, and thus the value of the Convertible
Preferred Stocks in the Funds may be expected to fluctuate over the life of a
Trust to values higher or lower than those prevailing on the Date of Deposit.
Holders of Convertible Preferred Stocks incur more risk than holders of debt obligations because preferred stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of or holders of debt obligations issued by the issuer.

Convertible Bonds are typically subordinated debentures and, therefore, the claims of senior creditors must be settled in full before any payment will be made to holders of Convertible Bonds in the event of insolvency or bankruptcy.
Senior creditors typically include all other long-term debt issuers and bank loans. Convertible Bonds do, however, have a priority over common and preferred stock. Investors in Convertible Bonds pay for the conversion privilege by accepting a significantly lower yield to maturity than that concurrently offered by non-convertible bonds of equivalent quality.

Whether or not the convertible securities are listed on a national securities exchange, the principal trading market for the convertible securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the convertible securities may depend on whether dealers will make a market in the convertible securities. There can be no assurance that a market will be made for any of the convertible securities, that any market for the convertible securities will be maintained or of the liquidity of the convertible securities in any markets made.

Issues of Convertible Bonds and Convertible Preferred Stocks generally provide that the convertible security may be liquidated, either by a partial scheduled redemption pursuant to a sinking fund or by a refunding redemption pursuant to which, at the option of the issuer, all or part of the issue can be retired from any available funds, at prices which may or may not include a premium over the involuntary liquidation preference, which generally is the same as the par or stated value of the convertible security. In general, optional redemption provisions are more likely to be exercised when the convertible security is valued at a premium over par or stated value than when they are valued at a discount from par or stated value. Generally, the value of the convertible security will be at a premium over par when market interest rates fall below the coupon rate.

Fixed-Income Securities. The following section applies to individual Trusts which contain Securities which invest in fixed-income securities. Fixed-income securities, in many cases, do not have the benefit of covenants which would prevent the issuer from engaging in capital restructurings or borrowing transactions in connection with corporate acquisitions, leveraged buyouts or restructurings which could have the effect of reducing the ability of the issuer to meet its debt obligations and might result in the ratings of the securities and the value of the underlying Trust portfolio being reduced.

Fixed-income securities may have been acquired at a market discount from par value at maturity. The coupon interest rates on the discount securities at the time they were purchased were lower than the current market interest rates for newly issued securities of comparable rating and type. If such interest rates for newly issued comparable securities increase, the market discount of previously issued securities will become greater, and if such interest rates for newly issued comparable securities decline, the market discount of previously issued securities will be reduced, other things being equal.
Investors should also note that the value of securities purchased at a market discount will increase in value faster than securities purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of securities purchased at a market discount will decrease faster than securities purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium securities and the prepayment benefit for lower yielding, discount securities will be reduced. A discount security held to maturity will have a larger portion of its total return in the form of capital gain and less in the form of interest income than a comparable security newly issued at current market rates. Market discount attributable to interest changes does not indicate a lack of market confidence in the issue. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the securities.

Fixed-income securities may be original issue discount securities or zero coupon securities. Under current law, the original issue discount, which is the difference between the stated redemption price at maturity and the issue price of the securities, is deemed to accrue on a daily basis and the accrued portion is treated as interest income for federal income tax purposes. On sale or redemption, any gain realized that is in excess of the earned portion of original issue discount will be taxable as capital gain unless the gain is attributable to market discount in which case the accretion of market discount is taxable as ordinary income. The current value of an original discount security reflects the present value of its stated redemption price at maturity. The market value tends to increase in greater increments as the securities approach maturity. The effect of owning deep discount zero coupon
Securities which do not make current interest payments is that a fixed yield is earned not only on the original investment, but also, in effect, on all earnings during the life of the discount obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligations at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, the zero coupon securities are subject to substantially greater price fluctuations during periods of changing interest rates than are securities of comparable quality which make regular interest payments.

Fixed-income securities may have been acquired at a market premium from par value at maturity. The coupon interest rates on the premium securities at the time they were purchased were higher than the current market interest rates for newly issued securities of comparable rating and type. If such interest rates for newly issued and otherwise comparable securities decrease, the market premium of previously issued securities will be increased, and if such interest rates for newly issued comparable securities increase, the market premium of previously issued securities will be reduced, other things being equal. The current returns of securities trading at a market premium are initially higher than the current returns of comparable securities of a similar type issued at currently prevailing interest rates because premium securities tend to decrease in market value as they approach maturity when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium security at par or early prepayments of principal will result in a reduction in yield. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed securities have an offering side valuation which represents a premium over par or for original issue discount securities a premium over the accreted value. To the extent that the securities were purchased at a price higher than the price at which they are redeemed, this will represent a loss of capital.

Certain fixed-income securities may be subject to being called or redeemed in whole or in part prior to their stated maturities pursuant to optional redemption provisions, sinking fund provisions or otherwise. A security subject to optional call is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a security issue is redeemed, at or before maturity, by the proceeds of a new security issue. A security subject to sinking fund redemption is one which is subject to partial call from time to time at par or from a fund accumulated for the scheduled retirement of a portion of an issue prior to maturity. Redemption pursuant to call provisions is more likely to occur, and redemption pursuant to sinking fund provisions may occur, when the securities have an offering side valuation which represents a premium over par or for original issue discount securities a premium over the accreted value.

High-Yield Securities. The following section applies to individual Trusts which contain Securities which invest in high-yield securities. An investment in high-yield securities should be made with an understanding of the risks that an investment in high-yield, high-risk, fixed-rate, domestic and foreign securities or "junk" bonds may entail, including increased credit risks and the risk that the value of high-yield securities will decline, and may decline precipitously, with increases in interest rates. In recent years there have been wide fluctuations in interest rates and thus in the value of fixed-rate securities generally. High-yield securities are, under most circumstances, subject to greater market fluctuations and risk of loss of income and principal than are investments in lower-yielding, higher-rated securities, and their value may decline precipitously because of increases in interest rates, not only because the increases in rates generally decrease values, but also because increased rates may indicate a slowdown in the economy and a decrease in the value of assets generally that may adversely affect the credit of issuers of high-yield, high-risk securities resulting in a higher incidence of defaults among high-yield, high-risk securities. A slowdown in the economy, or a development adversely affecting an issuer's creditworthiness, may result in the issuer being unable to maintain earnings or sell assets at the rate and at the prices, respectively, that are required to produce sufficient cash flow to meet its interest and principal requirements. For an issuer that has outstanding both senior commercial bank debt and subordinated high-yield, high-
risk securities, an increase in interest rates will increase that issuer's interest expense insofar as the interest rate on the bank debt is fluctuating.
However, many leveraged issuers enter into interest rate protection agreements to fix or cap the interest rate on a large portion of their bank debt. This reduces exposure to increasing rates, but reduces the benefit to the issuer of declining rates. The Sponsor cannot predict future economic policies or their consequences or, therefore, the course or extent of any similar market fluctuations in the future.

High-yield securities or "junk" bonds, the generic names for securities rated below "BBB-" by Standard & Poor's, or below "Baa3" by Moody's, are frequently issued by corporations in the growth stage of their development, by established companies whose operations or industries are depressed or by highly leveraged companies purchased in leveraged buyout transactions. The market for high-yield securities is very specialized and investors in it have been predominantly financial institutions. High-yield securities are generally not listed on a national securities exchange. Trading of high-yield securities, therefore, takes place primarily in over-the-counter markets which consist of groups of dealer firms that are typically major securities firms.
Because the high-yield security market is a dealer market, rather than an auction market, no single obtainable price for a given security prevails at any given time. Prices are determined by negotiation between traders. The existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. Not all dealers maintain markets in all high-yield securities.
Therefore, since there are fewer traders in these securities than there are in
"investment grade" securities, the bid-offer spread is usually greater for high-yield securities than it is for investment grade securities.

Lower-rated securities tend to offer higher yields than higher-rated securities with the same maturities because the creditworthiness of the issuers of lower-rated securities may not be as strong as that of other issuers. Moreover, if a fixed-income security is recharacterized as equity by the Internal Revenue
Service for federal income tax purposes, the issuer's interest deduction with respect to the security will be disallowed and this disallowance may adversely affect the issuer's credit rating. Because investors generally perceive that there are greater risks associated with lower-rated securities, the yields and prices of these securities tend to fluctuate more than higher-rated securities with changes in the perceived quality of the credit of their issuers. In addition, the market value of high-yield, high-risk, fixed-income securities may fluctuate more than the market value of higher-rated securities since high-yield, high-risk, fixed-income securities tend to reflect short-term credit development to a greater extent than higher-rated securities. Lower-rated securities generally involve greater risks of loss of income and principal than higher-rated securities. Issuers of lower-rated securities may possess fewer creditworthiness characteristics than issuers of higher-rated securities and, especially in the case of issuers whose obligations or credit standing have recently been downgraded, may be subject to claims by debtholders, owners of property leased to the issuer or others which, if sustained, would make it more difficult for the issuers to meet their payment obligations. High-yield, high-risk securities are also affected by variables such as interest rates, inflation rates and real growth in the economy. Therefore, investors should consider carefully the relative risks associated with investment in securities which carry lower ratings.

Should the issuer of any security default in the payment of principal or interest, the Securities in a Trust may incur additional expenses seeking payment on the defaulted security. Because amounts (if any) recovered by the
Securities in a Trust in payment under the defaulted security may not be reflected in the value of the Securities until actually received by the
Securities and depending upon when a Unit holder purchases or sells his or her
Units, it is possible that a Unit holder would bear a portion of the cost of recovery without receiving any portion of the payment recovered.

High-yield, high-risk securities are generally subordinated obligations. The payment of principal (and premium, if any), interest and sinking fund requirements with respect to subordinated obligations of an issuer is subordinated in right of payment to the payment of senior obligations of the issuer. Senior obligations generally include most, if not all, significant debt obligations of an issuer, whether existing at the time of issuance of subordinated debt or created thereafter. Upon any distribution of the assets of an issuer with subordinated obligations upon dissolution, total or partial liquidation or reorganization of or similar proceeding relating to the issuer, the holders of senior indebtedness will be entitled to receive payment in full before holders of subordinated indebtedness will be entitled to receive any payment. Moreover, generally no payment with respect to subordinated indebtedness may be made while there exists a default with respect to any senior indebtedness. Thus, in the event of insolvency, holders of senior indebtedness of an issuer generally will recover more, ratably, than holders of subordinated indebtedness of that issuer.

Obligations that are rated lower than "BBB-" by Standard & Poor's, or "Baa3"
by Moody's, respectively, should be considered speculative as such ratings indicate a quality of less than investment grade. Investors should carefully review the objective of a Trust and consider their ability to assume the risks involved before making an investment in such Trust.

Senior Loans. The following section applies to individual Trusts which contain
Securities which invest in senior loans issued by banks, other financial institutions, and other investors to corporations, partnerships, limited liability companies and other entities to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, debt refinancings and, to a lesser extent, for general operating and other purposes. An investment by Securities in senior loans involves risk that the borrowers under senior loans may default on their obligations to pay principal or interest when due. Although senior loans may be secured by specific collateral, there can be no assurance that liquidation of collateral would satisfy the borrower's obligation in the event of non-payment or that such collateral could be readily liquidated. Senior loans are typically structured as floating-rate instruments in which the interest rate payable on the obligation fluctuates with interest rate changes. As a result, the yield on
Securities investing in senior loans will generally decline in a falling interest rate environment and increase in a rising interest rate environment.
Senior loans are generally below investment grade quality and may be unrated at the time of investment; are generally not registered with the SEC or state securities commissions; and are generally not listed on any securities exchange. In addition, the amount of public information available on senior loans is generally less extensive than that available for other types of assets.

Subprime Residential Mortgage Loans. The following section applies to individual Trusts which contain Securities which invest in subprime residential mortgage loans. An investment in subprime residential mortgage loans should be made with an understanding of the risks which such an investment entails, including increased credit risks and the risk that the value of subprime residential mortgage loans will decline, and may decline precipitously, with increases in interest rates. In a high interest rate environment, the value of subprime residential mortgage loans may be adversely affected when payments on the mortgages do not occur as anticipated, resulting in the extension of the mortgage's effective maturity and the related increase in interest rate sensitivity of a longer-term investment. The value of subprime mortgage loans may also change due to shifts in the market's perception of issuers and regulatory or tax changes adversely affecting the mortgage securities markets as a whole. Due to current economic conditions, including fluctuating interest rates, as well as aggressive lending practices, subprime mortgage loans have in recent periods experienced increased rates of delinquency, foreclosure, bankruptcy and loss, and they are likely to continue to experience rates that are higher, and that may be substantially higher, than those experienced by mortgage loans underwritten in a more traditional manner. Thus, because of the higher delinquency rates and losses associated with subprime mortgage loans, risks of investing in Securities which hold subprime mortgage loans are similar to those which affect high-yield securities or "junk" bonds, which include less liquidity, greater volatility and an increased risk of default as compared to higher rated securities.

TIPS. The following section applies to individual Trusts which contain
Securities which invest in TIPS. TIPS are inflation-indexed fixed-income securities issued by the U.S. Department of Treasury that utilize an inflation mechanism tied to the Consumer Price Index ("CPI"). TIPS are backed by the full faith and credit of the United States. TIPS are offered with coupon interest rates lower than those of nominal rate Treasury securities. The coupon interest rate remains fixed throughout the term of the securities.
However, each day the principal value of the TIPS is adjusted based upon a pro-
rata portion of the CPI as reported three months earlier. Future interest payments are made based upon the coupon interest rate and the adjusted principal value. In a falling inflationary environment, both interest payments and the value of the TIPS will decline.

Foreign Issuers. The following section applies to individual Trusts which contain Securities issued by, or invest in securities issued by, foreign entities. Since certain of the Securities held by a Trust consist of, or invest in, securities issued by foreign entities, an investment in such Trust involves certain investment risks that are different in some respects from an investment in a trust which invests solely in the securities of domestic entities. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for a Trust, the
Sponsor believes that adequate information will be available to allow the
Supervisor to provide portfolio surveillance for such Trust.

Securities issued by non-U.S. issuers may pay interest and/or dividends in foreign currencies and may be principally traded in foreign currencies.
Therefore, there is a risk that the U.S. dollar value of these interest and/or dividend payments and/or securities will vary with fluctuations in foreign exchange rates.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in a Trust are subject to exchange control restrictions under existing law which would materially interfere with payment to such Trust of dividends due on, or proceeds from the sale of, the
Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to a Trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in a Trust and on the ability of such Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption.
In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to a Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act.
Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable.
Accordingly, sales of these Securities by a Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that a Trust will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Emerging and Developing Markets. The following section applies to individual
Trusts which contain Securities issued by, or which invest in, companies from certain emerging or developing markets. Compared to more mature markets, some emerging and developing markets may have a low level of regulation, enforcement of regulations and monitoring of investors' activities. Those activities may include practices such as trading on material non-public information. The securities markets of emerging and developing countries are not as large as the more established securities markets and have substantially less trading volume, resulting in a lack of liquidity and high price volatility. There may be a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries as well as a high concentration of investors and financial intermediaries. These factors may adversely affect the timing and pricing of the acquisition or disposal of securities.

In certain emerging and developing markets, registrars are not subject to effective government supervision nor are they always independent from issuers.
The possibility of fraud, negligence, undue influence being exerted by the issuer or refusal to recognize ownership exists, which, along with other factors, could result in the registration of a shareholding being completely lost. Investors should therefore be aware that a Trust could suffer loss arising from these registration problems. In addition, the legal remedies in emerging and developing markets are often more limited than the remedies available in the United States.

Practices pertaining to the settlement of securities transactions in emerging and developing markets involve higher risks than those in developed markets, in large part because of the need to use brokers and counterparties who are less well capitalized, and custody and registration of assets in some countries may be unreliable. As a result, brokerage commissions and other fees are generally higher in emerging and developing markets and the procedures and rules governing foreign transactions and custody may involve delays in payment, delivery or recovery of money or investments. Delays in settlement could result in investment opportunities being missed if a Trust is unable to acquire or dispose of a security. Certain foreign investments may also be less liquid and more volatile than U.S. investments, which may mean at times that such investments are unable to be sold at desirable prices.

Political and economic structures in emerging and developing markets often change rapidly, which may cause instability. In adverse social and political circumstances, governments have been involved in policies of expropriation, confiscatory taxation, nationalization, intervention in the securities market and trade settlement, and imposition of foreign investment restrictions and exchange controls, and these could be repeated in the future. In addition to withholding taxes on investment income, some governments in emerging and developing markets may impose different capital gains taxes on foreign investors. Foreign investments may also be subject to the risks of seizure by a foreign government and the imposition of restrictions on the exchange or export of foreign currencies. Additionally, some governments exercise substantial influence over the private economic sector and the political and social uncertainties that exist for many emerging and developing countries are considerable.

Another risk common to most emerging and developing countries is that the economy is heavily export oriented and, accordingly, is dependent upon international trade. The existence of overburdened infrastructures and obsolete financial systems also presents risks in certain countries, as do environmental problems. Certain economies also depend, to a large degree, upon exports of primary commodities and, therefore, are vulnerable to changes in commodity prices which, in turn, may be affected by a variety of factors.

Small and/or Mid Capitalization Companies. The following section applies to individual Trusts which contain Securities issued by, or invest in Securities that hold securities issued by, small and/or mid capitalization companies.
While  historically stocks of small and mid capitalization companies have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Such companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small and mid cap company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because such companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Undertakings

1.	Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.
2.	Insofar as indemnification for liability arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to Rule 484 under the Securities Act, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

CONTENTS OF REGISTRATION STATEMENT

A.	Bonding Arrangements of Depositor:

First Trust Portfolios L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B.	This Registration Statement on Form S-6 comprises the following papers and documents:

The Facing Sheet

The Prospectus

The Signatures

Exhibits

S-1

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 12500, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheaton and State of Illinois on September 25, 2025.

FT 12500

By:	First Trust Portfolios L.P. Depositor

By:	/s/ Ronda L. Saeli-Chiappe Vice President

S-2

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

Name	Title*	Date

James A. Bowen	Director of The Charger Corporation, the General Partner of First Trust Portfolios L.P., and Chief Executive Officer of First Trust Portfolios L.P.	) ) ) )By:/s/ Ronda L. Saeli-Chiappe ) Attorney-in-Fact** ) September 25, 2025 ) )
James M. Dykas	Chief Financial Officer of First Trust Portfolios L.P.	) ) )
Christina Knierim	Controller of First Trust Portfolios L.P.	) )

*	The title of the person named herein represents his or her capacity in and relationship to First Trust Portfolios L.P., the Depositor.
**	Executed copies of the related powers of attorney were filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 12161 (File No. 333-285589) and the same is hereby incorporated herein by this reference.

S-3

CONSENT OF COUNSEL

The consent of counsel to the use of its name in the Prospectus included in this Registration Statement is contained in its opinion filed as Exhibit 3.1 of the Registration Statement.

Consent of Independent Registered Public Accounting Firm

The consent of Deloitte & Touche LLP to the use of its name in the Prospectus included in the Registration Statement is filed as Exhibit 4.1 to the Registration Statement.

S-4

EXHIBIT INDEX

1.1	Standard Terms and Conditions of Trust for FT 10292 and certain subsequent Series, effective September 7, 2022 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee and First Trust Advisors L.P., as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-266325] filed on behalf of FT 10292).

1.1.1	Trust Agreement for FT 12500, effective September 25, 2025 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee and First Trust Advisors L.P., as Portfolio Supervisor.

1.2	Certificate of Limited Partnership of Nike Securities, L.P., predecessor of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-230481] filed on behalf of FT 8001).

1.3	Amended and Restated Limited Partnership Agreement of Nike Securities, L.P., predecessor of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-230481] filed on behalf of FT 8001).

1.4	Articles of Incorporation of Nike Securities Corporation, predecessor to The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-230481] filed on behalf of FT 8001).

1.5	By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).
1.7	Fund of Funds Agreements (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-261661] filed on behalf of FT 9909, Amendment No. 1 to Form S-6 [File No. 333-261297] filed on behalf of FT 9857, Amendment No. 1 to Form S-6 [File No. 333-262164] filed on behalf of FT 9948, Amendment No. 1 to Form S-6 [File No. 333-262344] filed on behalf of FT 9965, Amendment No. 1 to Form S-6 [File No. 333-263845] filed on behalf of FT 10083 and Amendment No. 1 to Form S-6 [File No. 333-274281] filed on behalf of FT 11028).

2.2	Code of Ethics (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-224320] filed on behalf of FT 7359).

S-5

3.1	Opinion of counsel as to legality of securities being registered.

4.1	Consent of Independent Registered Public Accounting Firm.

6.1	List of Principal Officers of the Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-236093] filed on behalf of FT 8556).

7.1	Powers of Attorney executed by the Officers listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-285589] filed on behalf of FT 12161).

S-6